Exhibit 99.4

Execution Version

BROOKFIELD PROPERTY L.P.

FIRST AMENDMENT TO THE
SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Second Amended and Restated Limited Partnership Agreement dated as of August 8, 2013 (the “Agreement”) of Brookfield Property L.P. (the “Partnership”) is made as of the 4th day of December, 2014, by the undersigned.  Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the Managing General Partner desires to amend the Agreement to allow for preferred limited partnership interests in the Partnership and to create a class of such preferred limited partnership interests having the rights and restrictions set out in Schedule A to this Amendment;

AND WHEREAS, pursuant to Section 17.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner (pursuant to its power of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, including, as provided for in Section 17.1.6 of the Agreement, an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of Partnership Interests;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.                                      Amendments to Article 1

(a)                                 Section 1.1.3 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Second Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., as amended by the First Amendment to the Second Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated as of December 4, 2014;

(b)                                 Section 1.1.46 is hereby deleted in its entirety and replaced with the following:

“First Distribution Threshold” means $0.275 per Equity Unit per Quarter (pro rated for any Quarter in which (i) an Equity Unit is not

Outstanding for the entire Quarter, or (ii) the Capital Amount in respect of an Equity Unit is adjusted pursuant to Section 3.6.3);

(c)                                  Section 1.1.74 is hereby deleted in its entirety and replaced with the following:

“Limited Partner” means a Person who is the direct beneficial owner of a Unit, without regard to the Record Holder (unless the Record Holder is such Person), and includes holders of Special Limited Partner Units, Redemption-Exchange Units and Preferred Units;

(d)                                 Section 1.1.95 is hereby deleted in its entirety and replaced with the following:

“Partnership Interest” means any partnership interest, including any Managing General Partner Unit, Special Limited Partner Unit, Redemption-Exchange Unit or Preferred Unit;

(e)                                  Section 1.1.97 is hereby deleted in its entirety and replaced with the following:

“Percentage Interest” means, as of the date of such determination, (i) as to any Partner other than a Preferred Unitholder, the quotient of the number of Partnership Interests other than Preferred Units held by such Partner divided by the total number of all Partnership Interests other than Preferred Units then Outstanding, expressed as a percentage, and (ii) as to any Preferred Unitholder, the Percentage Interest shall at all times be zero;

(f)                                   Section 1.1.112 is hereby deleted in its entirety and replaced with the following:

“Second Distribution Threshold” means $0.30 per Equity Unit per Quarter (pro rated for any Quarter in which (i) an Equity Unit is not Outstanding for the entire Quarter, or (ii) the Capital Amount in respect of an Equity Unit is adjusted pursuant to Section 3.6.3);

(g)                                  Section 1.1.123 is hereby deleted in its entirety and replaced with the following:

“Unit” means any Equity Unit or Preferred Unit;

(h)                                 Section 1.1.126 is hereby deleted in its entirety and replaced with the following:

“Unrecovered Capital Amount” means, as of the relevant date of determination and with respect to any Equity Unit or Managing General Partner Unit, an amount equal to the excess of (i) the Capital Amount then applicable to such Equity Unit or Managing General Partner Unit over (ii)

the amount of distributions made in respect of such Equity Unit or Managing General Partner Unit pursuant to Section 5.2.4 or Section 16.3.3.4.6 during the period of time beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on such date of determination; and

(i)                                     Section 1.1 is hereby amended by adding the following definitions:

1.1.39.1                            “Equity Unit” means any Special Limited Partner Unit or Redemption-Exchange Unit;

1.1.98.1                            “Preferred Unit” means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Preferred Units from time to time, with the specific terms of each class of Preferred Units to be set out in a Schedule to this Agreement, including the Class A Preferred Limited Partnership Units the terms of which are set out in Schedule A to this Agreement;

1.1.98.2                            “Preferred Unitholder” means a holder of Preferred Units;

2.                                      Amendments to Article 3

(a)                                 Section 3.6.1 is hereby deleted in its entirety and replaced with the following:

Subject to the terms of any Preferred Units then Outstanding, the Partnership may issue additional Partnership Interests (including new classes of Partnership Interests) and options, rights, warrants and appreciation rights relating to such Partnership Interests or class of Partnership Interests for any Partnership purpose (including in connection with any distribution reinvestment plan and any payment of an Incentive Distribution pursuant to Section 5.5) at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Managing General Partner shall determine in its sole discretion, all without the approval of any Limited Partners.

(b)                                 Section 3.6.3 is hereby deleted in its entirety and replaced with the following:

If the Managing General Partner deems it necessary or advisable so as to preserve the economic preferences and rights of the Partners, upon or with respect to any issuance of additional Units or Managing General Partner Units (whether in connection with the issuance of Managing General Partner Units pursuant to Section 3.10 or otherwise), the Managing General Partner may (subject to Section 11 of the Limited Partnership Act) adjust (which adjustment may be upward or downward) the Capital

Amount attributable to each Equity Unit and Managing General Partner Unit Outstanding prior to such issuance of new Units or Managing General Partner Units to equal the amount that would be distributed pursuant to Section 16.3.3 in respect of such Equity Unit or Managing General Partner Unit (as applicable) assuming the Partnership were liquidated at the end of the day immediately prior to such issuance of new Units or Managing General Partners Units.

3.                                      Amendments to Article 4

(a)                                 Section 4.8.2 is hereby deleted in its entirety and replaced with the following:

If, with respect to a given fiscal year, no distribution is made by the Partnership or the Partnership has a Loss for Canadian Tax Purposes, one quarter of the income, or loss, as the case may be, for purposes of the Income Tax Act of the Partnership for such fiscal year, will be allocated to the Partners of record at the end of each Quarter ending in such fiscal year pro rata to their respective Percentage Interests at each such date.  To such end, any Person who was a Partner at any time during such fiscal year but who has disposed of all of such Person’s Partnership Interests before the last day of that fiscal year may be deemed to be a Partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Income Tax Act. Generally, the source and character of such income or losses so allocated to a Partner at the end of each Quarter will be the same source and character as the income or loss earned or incurred by the Partnership in such Quarter.

4.                                      Amendments to Article 5

(a)                                 Section 5.1 is hereby deleted in its entirety and replaced with the following:

Subject to this Article 5 and Section 16.3.3, the Managing General Partner may in its sole discretion make distributions at any time or from time to time to the Partners in accordance with this Agreement.  Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.  For the avoidance of doubt, BPY, the Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash in order to make a distribution. The amount of Taxes withheld or paid by the Partnership or another member of the BPY Group in respect of taxable income allocated to a Partner shall be treated as a distribution to such Partner.

(b)                                 Section 5.2.2 is hereby deleted in its entirety and replaced with the following:

5.2.2.                  Subject to Section 5.2.3 and Section 5.2.4, any distributions of Available Cash made by the Partnership with respect to any Quarter shall be distributed:

5.2.2.1           first, 100% to BPY until there has been distributed pursuant to this Section 5.2.2.1 an amount equal to the amount of BPY’s outlays and expenses for the Quarter properly incurred;

5.2.2.2           second, but only at such times as there are no Preferred Units Outstanding, 100% to all Redemption-Exchange Unitholders pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 5.2.2.2, will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to Sections 5.2.2.6 or 5.2.2.7, as applicable) all amounts that have been deferred in previous Quarters pursuant to Section 5.2.3 and not yet recovered;

5.2.2.3           third, 100% to the Special Limited Partner until an amount equal to the Equity Enhancement Distribution has been distributed pursuant to this Section 5.2.2.3;

5.2.2.4 fourth, 100% to all Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units Oustanding) until there has been distributed pursuant to this Section 5.2.2.4 in respect of each Preferred Unit Outstanding as of the last day of such Quarter an amount equal to all preferential distributions to which the Preferred Unitholders are entitled under the terms of the Preferred Units then Outstanding (including any Excess Distribution (within the meaning of Schedule A) and any outstanding accrued and unpaid preferential distributions from prior periods);

5.2.2.5 fifth, at any time that Preferred Units are Outstanding, 100% to all Redemption-Exchange Unitholders pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 5.2.2.5, will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to Sections 5.2.2.6 or 5.2.2.7, as applicable) all amounts that have been deferred in previous Quarters pursuant to Section 5.2.3 and not yet recovered;

5.2.2.6           sixth, 100% to all Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests until there has been distributed pursuant to this Section 5.2.2.6 in respect of each Equity Unit Outstanding as of the last day of such Quarter an amount equal to the First Distribution Threshold;

5.2.2.7           seventh, (i) 85% to all the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests and (ii) 15% to the Special Limited Partner until there has been distributed pursuant to this Section 5.2.2.7 in respect of each Equity Unit Outstanding as of the last day of such Quarter an amount equal to the excess of (a) the Second Distribution Threshold over (b) the First Distribution Threshold; and

5.2.2.8           thereafter, (i) 75% to all Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests and (ii) 25% to the Special Limited Partner.

(c)                                  5.2.3 is hereby deleted in its entirety and replaced with the following:

5.2.3.                  Notwithstanding Section 5.2.2:

5.2.3.1           for any Quarter in which the Managing General Partner determines, in its sole discretion, there is insufficient Available Cash to pay the Equity Enhancement Distribution pursuant to Section 5.2.2.3, the Managing General Partner may elect to pay all or a portion of the distribution pursuant to Section 5.2.2.3 in Redemption-Exchange Units equal to the amount in cash that the Special Limited Partner has elected to be paid in respect of Section 5.2.2.3 in Redemption-Exchange Units divided by the Market Value of a BPY Unit on the date that the Special Limited Partner makes such election, provided that (A) any such election shall be made within 45 days following the end of the applicable Quarter and (B) no fractional Redemption-Exchange Units will be issued, and such number will be rounded down to the nearest whole number with the remainder payable to the Special Limited Partner in cash;

5.2.3.2           except at any time that Preferred Units are Outstanding, if the Managing General Partner determines in its sole discretion that, with respect to any Quarter, there is insufficient Available Cash to distribute in respect of each Unit Outstanding as of the last day of such Quarter an amount equal to the then current distribution level, then the Managing General Partner may elect to defer all or a portion of the amounts distributable pursuant to such level in respect of each Redemption-Exchange Unit and instead distribute (A) first, up to an amount not to exceed the then current distribution level to all Partners holding Managing General Partner Units pro rata in proportion to their respective Percentage Interest (which, for purposes of this Section 5.2.3.2, will be calculated using Managing General Partner Units only) which distribution will be treated as having been made to holders of Managing General Partner Units pursuant to Sections 5.2.2.6 or 5.2.2.7, as applicable, and (B) second, the difference, if any, between the amounts distributable pursuant to such then current distribution level in respect of each Redemption-Exchange Unit (after giving effect to clause (A) above) and the amount the Managing General Partner elects to defer pursuant to such level in respect of each Redemption-Exchange Unit, to all Partners holding Redemption-Exchange Units pro rata in proportion to their respective Percentage Interest (which, for purposes of this Section 5.2.3.2, will be calculated using Redemption-Exchange Units only) which distribution will be treated as having been made to holders of Redemption-Exchange Units pursuant to Sections 5.2.2.6 or 5.2.2.7, as applicable; and

5.2.3.3           in any Quarter the Special Limited Partner may, in its sole discretion, waive the requirement to make distributions of Available Cash to the Special Limited Partner pursuant to clause (ii) in Sections 5.2.2.7 and 5.2.2.8.

(d)                                 5.2.4 is hereby deleted in its entirety and replaced with the following:

5.2.4.                  Subject to the terms of any Preferred Units then Outstanding, Available Cash that is deemed by the Managing General Partner to be cash from Interim Capital Transactions and representative of unrecovered capital (“Capital Surplus”) shall be distributed:

5.2.4.1           first, to Partners other than Preferred Unitholders pro rata in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and Managing General Partner Units held by such Partners until the Unrecovered Capital Amount attributable to each Equity Unit and Managing General Partner Unit is equal to zero; and

5.2.4.2           thereafter, in accordance with Section 5.2.2.

(e)                                  Sections 5.4.2 and 5.5 are hereby amended by replacing the references to Section 5.2.2.5 and Section 5.2.2.6 with references to Section 5.2.2.7 and 5.2.2.8, respectively.

5.                                      Amendments to Article 8

(a)                                 The heading to Section 8.1 is hereby deleted in its entirety and replaced with the following:

BPY Unit Reorganization

(b)                                 The heading to Section 8.2 is hereby deleted in its entirety and replaced with the following:

BPY Unit Reclassification

6.                                      Amendments to Article 9

(a)                                 Section 9.2 is hereby deleted in its entirety and replaced with the following:

Except as provided in Article 16, the Managing General Partner may not cause the Partnership to sell, exchange or otherwise dispose of all or substantially all of the BPY Group’s assets or the Assets, taken as a whole, in a single transaction or a series of related transactions without the prior approval of the holders of a majority of the voting power of Outstanding Equity Units; provided however that this provision shall not preclude or limit the Managing General Partner’s ability, in its sole discretion, to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the BPY Group or the Assets (including for the benefit of Persons who are not members of the BPY Group and Affiliates of the Managing General Partner) and shall not apply to any forced sale of any or all of the assets of the BPY Group or the Assets pursuant to the foreclosure of, or other realization upon, any such encumbrance. The Managing General Partner shall not, on behalf of the Partnership, except as permitted under Section 13.6, Section 15.1 and Section 15.1.4, elect or cause the Partnership to elect a successor general partner of the Partnership.

7.                                      Amendments to Article 15

(a)                                 Section 15.1.4 is hereby deleted in its entirety and replaced with the following:

If the Managing General Partner gives a notice of withdrawal pursuant to Sections 15.1.1.1 or 15.1.2, holders of at least a majority of the voting power of the Special Limited Partner Units may, prior to the effective date of such withdrawal, elect a successor general partner.  If, prior to the effective date of the Managing General Partner’s withdrawal, a successor is not selected by the holders of Special Limited Partner Units as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel in accordance with Section 13.6.1, the Partnership shall be dissolved in accordance with Article 16.  Any such successor general partner shall be subject to the provisions of Section 14.2.

8.                                      Amendments to Article 16

(a)                                 Section 16.3.3 is hereby deleted in its entirety and replaced with the following:

16.3.3.           by the end of the taxable year in which the liquidation of the Partnership occurs (or, if later, within 90 days after the date of such liquidation), all property and all cash in excess of that required to discharge liabilities of the Partnership pursuant to Section 16.3.2 shall be distributed to the Partners as provided in this Section 16.3.3:

16.3.3.1                            an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has not been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.2 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.2                            only if there are no Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.4 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.3                            only if there are no Preferred Units Outstanding, to the Partners holding Redemption-Exchange Units pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 16.3.3.3, will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred pursuant to Section 5.2.3.2 and not previously recovered; and

16.3.3.4                            all other cash and property of the Partnership shall be distributed to the Partners as follows:

16.3.3.4.1                                          first, 100% to BPY until BPY has received pursuant to this Section 16.3.3.4.1 an amount equal to the excess of (1) the amount of BPY’s outlays and expenses incurred during the term of the Partnership, over (2) the aggregate amount of distributions received by BPY pursuant to Section 5.2.2.1;

16.3.3.4.2                                          second, 100% to the Special Limited Partner until the Special Limited Partner has received pursuant to this Section 16.3.3.4.2 an amount equal to the fair market value of the Equity Enhancement Distribution as determined in good faith by a third party independent valuator engaged by the Managing General Partner; provided that, such third party independent valuator shall be a nationally recognized investment banking, accounting or valuation firm which is independent of the Managing General Partner; provided further that, such amount shall not exceed 2.5 times the aggregate Equity Enhancement Distribution payments made to the Special Limited Partner during the immediately prior 24 months;

16.3.3.4.3                                          third, 100% to the Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units Oustanding) until there has been distributed pursuant to this Section 16.3.3.4.3 in respect of each Preferred Unit Outstanding an amount equal to any preferential distributions to which the Preferred Unitholders are entitled in the event of dissolution, liquidation, or winding-up of the Partnership under the terms of the Preferred Units then Outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);

16.3.3.4.4                                          fourth, if there are Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.4 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.4.5                                          fifth, if there are Preferred Units Outstanding, to the Partners holding Redemption-Exchange Units pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 16.3.3.4.5 will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred pursuant to Section 5.2.3.2 and not previously recovered;

16.3.3.4.6                                          sixth, 100% to the Partners other than Preferred Unitholders pro rata in proportion to the Unrecovered Capital Amounts attributable to the Equity

Units and Managing General Partner Units held by the Partners until the Unrecovered Capital Amount attributable to each Equity Unit and Managing General Partner Unit is equal to zero;

16.3.3.4.7                                          seventh, 100% to the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests until there has been distributed pursuant to this Section 16.3.3.4.7 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on the date of distribution pursuant to this Section 16.3.3.4.7, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.6 during such period of time;

16.3.3.4.8                                          eighth, 15% to the Special Limited Partner and 85% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests, until there has been distributed pursuant to this Section 16.3.3.4.8 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the Second Distribution Threshold less the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on the date of distribution pursuant to this Section 16.3.3.4.8, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.7 during such period of time; and

16.3.3.4.9                                          thereafter, 25% to the Special Limited Partner and 75% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests.

Any distribution to the Special Limited Partner pursuant to Sections 16.3.3.4.8-16.3.3.4.9 shall be made to the Special Limited Partner in its capacity as a Special Limited Partner and without regard to the number of Special Limited Partner Units held by the Special Limited Partner.

9.                                      Amendments to Article 17

(a)                                 Section 17.1.6 is hereby deleted in its entirety and replaced with the following:

subject to the terms of any Preferred Units then Outstanding, an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests pursuant to Section 3.6;

(b)                                 Section 17.2.2 is hereby deleted in its entirety and replaced with the following:

subject to the terms of any Preferred Units then Outstanding, a proposed amendment shall be effective upon its approval by the Managing General Partner and, where required under this Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of a majority of the voting power of the Outstanding Equity Units.

(c)                                  Section 17.8 is hereby deleted in its entirety and replaced with the following:

A majority of the Outstanding Units of the class or classes for which a meeting has been called (including Units held by the Managing General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by Limited Partners holding a greater percentage of the voting power of such Units, in which case the quorum shall be such greater percentage.  At any meeting of the Limited Partners, or any class or series thereof, duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners or any class or series thereof, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required.  The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of the voting power of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the Managing General Partner).  In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of Limited Partners holding at least a majority of the voting power of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the Managing General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 17.7.

(d)                                 Section 17.11.1 is hereby deleted in its entirety and replaced with the following:

Only those holders of Units of the class or series for which a meeting has been called who are Record Holders on the Record Date set pursuant to Section 17.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act.  Notwithstanding the definition of “Limited Partner,” all references in this Agreement to votes, consents or approvals of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes, consents, approvals or acts of the Record Holders of such Outstanding Units.

10.                               Schedule A to this Amendment is hereby added in its entirety as Schedule A to the Agreement.

11.                               This amendment shall be effective upon the date first written above.

12.                               This amendment shall be governed by and construed in accordance with the laws of Bermuda.

13.                               Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

14.                               This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the date first above written.

MANAGING GENERAL PARTNER: BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Chief Executive Officer

SCHEDULE A

PART I
CLASS A PREFERRED UNITS

1.                                                                                      DESIGNATION

The Class A Preferred Units (as defined below), as a class, shall be designated as Class A Preferred Units. The Class A Preferred Units shall have attached thereto the following rights, privileges, restrictions and conditions.

2.                                                                                      DEFINITIONS

All terms used but not otherwise defined in this Schedule A shall have the meanings assigned to those terms in the Second Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., as amended by the First Amendment to the Second Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated as of December 3, 2014.  In addition, the following definitions shall be for the purpose of all parts of this Schedule A:

2.1                                                                               “Class A Preferred Unit” means a limited partnership interest in the Partnership having the rights, privileges, restrictions and conditions set forth in this Schedule A.

2.2                                                                               “Junior Securities” means the Redemption-Exchange Units, the Managing General Partner Units, the Special Limited Partner Units (other than with respect to the Equity Enhancement Distribution) and any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks junior to the Class A Preferred Units in the payment of distributions and in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

2.3                                                                               “Outstanding Class A Preferred Units” does not include any Outstanding Class A Preferred Unit whose voting power is controlled, directly or indirectly, by BPY, the Partnership, or any Subsidiary of either of them.

2.4                                                                               “Parity Securities” means any Partnership Interest or partnership interest in BPY, in each case, hereafter authorized that pursuant to a written agreement with the Partnership ranks equally with the Class A Preferred Units in the payment of distributions and in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

2.5                                                                               “Senior Securities” means the Special Limited Partner Units (but only with respect to the Equity Enhancement Distributions) and, subject to Section 4.4, any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks senior to the Class A Preferred Units in the payment of distributions and/or in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

3.                                                                                      MANAGING GENERAL PARTNER’S RIGHT TO ISSUE IN ONE OR MORE SERIES

The Class A Preferred Units may be issued at any time or from time to time in one or more series.  Before any units of a series are issued, the Managing General Partner shall, subject to Section 4.1, fix the number of units that will form such series and shall determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Preferred Units of such series.

4.                                                                                      RANKING

4.1                                                                               The Class A Preferred Units of each series shall rank on parity with the Class A Preferred Units of every other series with respect to the payment of distributions and in the distribution of the assets in the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

4.2                                                                               The Class A Preferred Units as a class shall rank, with respect to the payment of distributions and in the distribution of the assets in the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary:

4.2.1                                                                     senior to the Junior Securities;

4.2.2                                                                     on parity with any Parity Securities; and

4.2.3                                                                     junior to all indebtedness of the Partnership and any Senior Securities.

4.3                                                                               The Partnership may issue Junior Securities and Parity Securities, from time to time, without the consent of the holders of Class A Preferred Units.

4.4                                                                               The Partnership may issue Senior Securities, from time to time, only with the approval of the holders of a majority of the Outstanding Class A Preferred Units, given as hereinafter specified.

5.                                                                                      VOTING RIGHTS

Except as required by Law or as otherwise provided herein, the holders of the Class A Preferred Units shall not be entitled as such to receive notice of, to attend or to vote at any meetings of the Partnership or have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership.

6.                                                                                      AMENDMENT WITH APPROVAL OF HOLDERS OF THE CLASS A PREFERRED UNITS

The rights, privileges, restrictions and conditions attached to the Class A Preferred Units as a class may be added to, changed or removed but only with the approval of the holders of a majority of the Outstanding Class A Preferred Units, given as hereinafter specified.

7.                                                                                      APPROVAL OF HOLDERS OF THE CLASS A PREFERRED UNITS

7.1                                                                               The approval of the holders of the Class A Preferred Units as a class in respect of any matter requiring the consent of the holders of the Class A Preferred Units as a class may be given in such manner as may then be permitted by Law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the holders of Class A Preferred Units as a class duly called and held for that purpose in accordance with Article 17 or given by resolution signed by holders of Class A Preferred Units as a class in accordance with Article 17.

7.2                                                                               Each Class A Preferred Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Class A Preferred Units or by written consent.

PART II
CLASS A PREFERRED UNITS - SERIES 1

1.                                                                                      DESIGNATION

The first series of Class A Preferred Units shall consist of 24,000,000 preferred limited partnership interests which shall be designated as Class A Preferred Units, Series 1 (hereinafter referred to as the “Series 1 Units”) and shall have attached thereto the rights, privileges, restrictions and conditions set out herein.

2.                                                                                      DEFINITIONS

The following definitions shall be for the purpose of Part II of this Schedule A:

2.1                                                                               “Base Distribution” has the meaning ascribed thereto in Section 4.1.1.

2.2                                                                               “Capital Reorganization” has the meaning ascribed thereto in Section 9.1.5.

2.3                                                                               “Change in Tax Law” means a change in U.S. tax Law or administrative practice (including the issuance of Treasury Regulations in temporary or final form, revenue rulings, notices, and announcements, but in the case of a notice or announcement, only to the extent such notice or announcement indicates an intention to issue Treasury Regulations or a revenue ruling that would result in a change in Law, but excluding any private letter rulings, technical advice memoranda or other non-precedential or non-binding authorities) or a judicial decision.

2.4                                                                               “Closing Price” means the closing sale price or, if no closing sale price is reported, the last reported sale price of the BPY Units on the Securities Exchange on the date of determination, or, if the BPY Units are not then listed on a Securities Exchange, the Closing Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.5                                                                               “Current Market Price” means:

2.5.1                                                                     the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination; or

2.5.2                                                                     if the BPY Units are not then listed on a Securities Exchange, the Current Market Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.6                                                                               “Distribution Payment Dates” has the meaning ascribed thereto in Section 4.1.1.

2.7                                                                               “Equity Securities” means securities carrying the right to participate in earnings to an unlimited degree.

2.8                                                                               “Excess Distribution” means the amount, if any, by which (x) the greater of (i) the aggregate distributions (including any ordinary and extraordinary distributions) declared in any Quarter on the Exchange Number of BPY Units and (ii) the aggregate distributions (including any ordinary and extraordinary distributions) paid in any Quarter on the Exchange Number of Redemption-Exchange Units divided by the Exchange Ratio, exceeds (y) the Base Distribution in such Quarter with respect to one Series 1 Unit; provided that the Base Distribution for the period from the Issue Date to December 31, 2014 shall be deemed to be, for the purposes of calculating the Excess Distribution only, $0.39063 per Series 1 Unit.

2.9                                                                               “Excess Distribution Payment” has the meaning ascribed thereto in Section 4.1.2.

2.10                                                                        “Exchange Consideration” has the meaning ascribed thereto in Section 7.2.1.

2.11                                                                        “Exchange Date” has the meaning ascribed thereto in Section 7.2.1.

2.12                                                                        “Exchange Notice” has the meaning ascribed thereto in Section 7.1.

2.13                                                                        “Exchange Number” means 0.97276, subject to adjustment from time to time in accordance with Section 9.

2.14                                                                        “Exchange Preferred Units” has the meaning ascribed thereto in Section 7.1.

2.15                                                                        “Exchange Price” means, for each Series 1 Unit, an amount equal to the Issue Price divided by the Exchange Number, which on the Issue Date is $25.70.

2.16                                                                        “Fair Market Value” means, as at any date:

2.16.1                                                              for a BPY Unit, the Current Market Price; or

2.16.2                                                              for a security listed and posted on a stock exchange (other than a BPY Unit), the volume-weighted average trading price during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination, according to the official price quotations of the stock exchange, provided that, for a security listed and posted on more than one stock exchange, the price quotations used shall be those of the stock exchange on which the greatest volume of trading in the security occurs as determined by the Managing General Partner; or

2.16.3                                                              for any other security or property that is not cash, the fair market value thereof at such date as, determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate; or

2.16.4                                                              for any property that is cash, the amount thereof.

each such determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.17                                                                        “Freely Tradable” means, in respect of shares of capital of any class of any corporation or limited partnership units of any class of any limited partnership, shares or limited partnership units, as the case may be, which can be traded by the holder thereof without any restriction other than pursuant to applicable securities laws.

2.18                                                                        “Initial Holder” means the holder to which all of the Series 1 Units are initially issued on the Issue Date and any Affiliate of such holder who holds Series 1 Units from time to time.

2.19                                                                        “Initial Redemption Date” means December 31, 2017.

2.20                                                                        “Issue Date” has the meaning ascribed thereto in Section 3.1.

2.21                                                                        “Issue Price” means $25.00.

2.22                                                                        “Maturity Date” has the meaning ascribed thereto in Section 5.3.

2.23                                                                        “NYSE” has the meaning ascribed thereto in Section 2.35.

2.24                                                                        “Ordinary BPY Distribution” means a regularly scheduled quarterly distribution, declared and paid on the BPY Units that is not a “special” or “extraordinary” distribution or exceeds a level which is reasonably expected to continue in subsequent Quarters.

2.25                                                                        “Post-Distribution Price” has the meaning ascribed thereto in Section 9.1.3.

2.26                                                                        “Preferred Call Notice” has the meaning ascribed thereto in Section 8.2.1.

2.27                                                                        “Preferred Call Right” has the meaning ascribed thereto in Section 8.1.

2.28                                                                        “Redemption Consideration” has the meaning ascribed thereto in Section 5.1.

2.29                                                                        “Redemption Date” has the meaning ascribed thereto in Section 5.4.1.

2.30                                                                        “Redemption Notice” has the meaning ascribed thereto in Section 5.1.

2.31                                                                        “Redemption Price” means for each Series 1 Unit, an amount equal to the aggregate of:

2.31.1                                                              $25.00 per Series 1 Unit; plus

2.31.2                                                              an amount equal to the full amount of all distributions accrued (whether or not declared) and unpaid on such Series 1 Unit up to (but excluding) the date of payment.

2.32                                                                        “Regulation D” means Regulation D as promulgated by the SEC under the U.S. Securities Act.

2.33                                                                        “Regulation S” means Regulation S as promulgated by the SEC under the U.S. Securities Act.

2.34                                                                        “Reorganization Event” has the meaning ascribed thereto in Section 9.2.1.

2.35                                                                        “Right to Exchange” has the meaning ascribed thereto in Section 7.1.

2.36                                                                        “Right to Redeem” has the meaning ascribed thereto in Section 5.1.

2.37                                                                        “SEC” means the United States Securities and Exchange Commission.

2.38                                                                        “Section 9.1.1 Transaction” has the meaning ascribed thereto in Section 9.1.1.

2.39                                                                        “Securities Exchange” means the New York Stock Exchange (“NYSE”) or, if the BPY Units are not then listed on the NYSE, the stock exchange that the BPY Units are then listed on, provided that, if the BPY Units are listed on more than one stock exchange (neither of which are the NYSE), the “Securities Exchange” shall be the stock exchange on which the greatest volume of trading in the BPY Units occurs.

2.40                                                                        “Series 1 Units” has the meaning ascribed thereto in Section 1.

2.41                                                                        “Specified Fraction” has the meaning ascribed thereto in Section 4.1.3.

2.42                                                                        “Substantial Issuer Bid” has the meaning ascribed thereto in Section 9.1.4.

2.43                                                                        “Transaction Value” has the meaning ascribed thereto in Section 9.2.1.

2.44                                                                        “Transfer Agent” means the Partnership or any transfer agent appointed from time to time to act as registrar and transfer agent for the Series 1 Units.

2.45                                                                        “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

2.46                                                                        “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

2.47                                                                        “U.S. Legend” has the meaning ascribed thereto in Section 16.1.

2.48                                                                        “U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act.

2.49                                                                        “U.S. Purchaser Certification” means the U.S. Purchaser Certification in substantially the form of Schedule B to this Part II.

2.50                                                                        “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.51                                                                        “Valuation Period” has the meaning ascribed thereto in Section 9.1.3.

Unless otherwise stated, all references in Part II of this Schedule A to Sections or subsections refer to Sections or subsections of Part II of Schedule A.

3.                                                                                      ISSUE DATE AND CONSIDERATION FOR ISSUE

3.1                                                                               The Series 1 Units shall be dated as of December 3, 2014 (the “Issue Date”); provided however, that distributions on the Series 1 Units shall only accrue from and after January 1, 2015.

3.2                                                                               The consideration for the issue of each Series 1 Unit shall be $25.00.

4.                                                                                      DISTRIBUTIONS

4.1                                                                               Payment of Distributions

4.1.1                                                                     The holders of the Series 1 Units shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a fixed cumulative preferential cash distribution equal to $1.5625 per Series 1 Unit per annum (the “Base Distribution”) less any tax required to be deducted and withheld, payable in lawful money of the United States in equal quarterly amounts on the last day of each of the months of March, June, September and December in each year (the “Distribution Payment Dates”) up to but excluding the applicable Maturity Date.  The record date for the payment of the Base Distribution will be the first day of the calendar month during which a Distribution Payment Date falls or such other record date, if any, as may be fixed by the Managing General Partner that is not more than 30 nor less than 10 days prior to such Distribution Payment Date. Any such day will be the record date whether or not such day is a Business Day.

4.1.2                                                                     Subject to Section 4.1.3, if in any Quarter the Excess Distribution is a positive number, the holders of Series 1 Units shall be entitled to receive on the Distribution Payment Date for that Quarter, and the Partnership shall pay thereon, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a further cumulative preferential cash distribution in an amount per Series 1 Unit equal to the Excess Distribution (the “Excess Distribution Payment”) less any tax required to be deducted and withheld. For example, if, in a particular Quarter and assuming no anti-dilution adjustments have occurred, BPY declared a distribution of $0.50 per Unit on the BPY Units, then a holder of Series 1 Units would receive an additional $0.095755 being: ($0.50 multiplied by the Exchange Number (0.97276)) less the quarterly Base Distribution ($1.5625/4) for each Series 1 Unit held.

4.1.3                                                                     Subject to Section 4.1.1, for any period that is less than a full Quarter with respect to any Series 1 Unit (i) that is issued, redeemed, exchanged or purchased during such Quarter or (ii) in respect of which assets of the Partnership are distributed to the holders thereof pursuant to Section 14 during such Quarter, the Base Distribution shall be deemed to accrue on a daily basis and shall be equal to the amount calculated by multiplying the amount that would otherwise be payable for a full Quarter by the Specified Fraction.  “Specified Fraction” means a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period) during which the Series 1 Unit is in issue and the denominator is the number of days in such Quarter (including the day at the beginning thereof and excluding the Distribution Payment Date at the end thereof).

4.1.4                                                                     The first Distribution Payment Date will be March 31, 2015, and the amount payable on such date will be $0.390625 per Series 1 Unit, being the Base Distribution for the period from January 1, 2015 to March 31, 2015. No Base Distribution shall accrue during the period from the Issue Date to December 31, 2014.

4.1.5                                                                     For so long as Series 1 Units remain issued and outstanding, if the distributions are not paid in full (or declared and a sum sufficient for the full payment is not so set apart) on any Distribution Payment Date on the Series 1

Units and any Parity Securities, distributions declared on the Series 1 Units and such Parity Securities shall only be declared pro rata based upon the respective amounts that would have been paid on the Series 1 Units and such Parity Securities had dividends been declared and paid in full.

4.1.6                                                                     The holders of the Series 1 Units shall not be entitled to any distributions other than or in excess of the Base Distribution and the Excess Distribution Payment. For greater certainty, nothing in this Section 4.1.6 shall prevent holders of Series 1 Units from participating in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4, solely at the discretion of the Partnership and subject to TSX approval, as if they had exchanged their Series 1 Units immediately prior to the effective date or record date of the event.

4.2                                                                               Cumulative Payment of Distributions

If on any Distribution Payment Date, the Base Distribution or the Excess Distribution Payment accrued to such date is not paid in full on all of the Series 1 Units then Outstanding, such distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner.

4.3                                                                               Method of Payment

All Base Distributions and Excess Distribution Payments shall be paid by the Partnership directly or through the Transfer Agent or through any other Person or agent to the holders of Series 1 Units according to their holdings as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of assignment or otherwise.

5.                                                                                      REDEMPTION

5.1                                                                               Optional Redemption

Subject to the right of the holders of the Series 1 Units to require the Partnership to exchange any or all of the Series 1 Units in accordance with Section 7 and subject to Section 7.3, the Partnership may, upon giving notice in writing as hereinafter provided (the “Redemption Notice”) at its option at any time commencing on the Initial Redemption Date and prior to the Maturity Date provided that the Current Market Price determined on the Business Day preceding the date on which the Redemption Notice is given is not less than 125% of the Exchange Price, redeem all, or from time to time any part, of the then Outstanding Series 1 Units (the “Right to Redeem”) by payment to the holders of such Series 1 Units an amount for each Series 1 Unit so redeemed equal to the Redemption Price (less any tax required to be deducted and withheld). Payment of the Redemption Price will be satisfied in full by the Partnership causing to be delivered, for each Series 1 Unit being redeemed, (x) such number of Freely Tradable BPY Units obtained by dividing the Issue Price by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Series 1 Unit (together, the “Redemption Consideration”; provided that for purposes of Section 5.3 the Current Market Price will be determined on the Business Day preceding the Maturity Date). Notwithstanding anything contained herein to the contrary, the Partnership shall not redeem any of the Series 1 Units under this Section 5.1 at any time that the BPY Units are not listed on the NYSE, TSX or other national securities exchange in the United States or Canada.

5.2                                                                               Partial Redemption

In case only a part of the Series 1 Units is to be redeemed at any time, the Series 1 Units to be redeemed shall be selected pro rata from the holders of the Series 1 Units in proportion to the number of Series 1 Units held by such holders, by lot or some other method as the Managing General Partner in its sole discretion determines to be fair and equitable.

5.3                                                                               Mandatory Redemption

Subject to 7.3, on December 31, 2021 (the “Maturity Date”), if such Series 1 Units have not been exchanged, redeemed or purchased by the Partnership, the Partnership shall redeem the then Outstanding Series 1 Units by payment to each applicable holder of the Series 1 Units, of the Redemption Price (less any tax required to be deducted and withheld) in the form of the Redemption Consideration.

5.4                                                                               Method of Redemption

5.4.1                                                                     The Partnership shall, at least 30 days and not more than 60 days before the Maturity Date or any other date fixed for redemption (the “Redemption Date”), send or cause to be sent to the holders of the Series 1 Units to be redeemed a Redemption Notice setting out: (i) that the Partnership’s Right to Redeem has been exercised or that the Maturity Date is up-coming; (ii) the number of the Series 1 Units held by the holder to whom it is addressed which are to be redeemed; (iii) the Redemption Price; (iv) the Redemption Date; (v) the formula for determining the Redemption Price; (vi) that upon presentation and surrender of the certificates or book-entry shares for the Series 1 Units to be redeemed, the holders of such Series 1 Units will obtain payment as specified in Section 5 in respect of the Series 1 Units being redeemed, specifying where the payment (in the form of the Redemption Consideration) will be available for pick up, and that, if requested in writing by a holder of Series 1 Units and provided that commercial courier service is available in respect of the relevant destination, such payment will be delivered to such holders by courier at the holder’s expense; and (vii) any other matters the Partnership may deem appropriate.

5.4.2                                                                     On the Redemption Date, subject to Section 7.3, the Partnership shall make available or, if requested by the holder, cause to be delivered to each holder of Series 1 Units to be redeemed the Redemption Price (in the form of the Redemption Consideration) upon presentation and surrender of the certificate or certificates or book-entry share or shares for such Series 1 Units at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership in the Redemption Notice, together with such other documents and instruments as may be required to effect a transfer of Series 1 Units under the Limited Partnership Act and the Agreement. The Partnership will: (i) make the aggregate Redemption Price for Series 1 Units held by a holder available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified by the Partnership in the Redemption Notice, on the Redemption Date; or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the aggregate Redemption Price payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable on or after the Redemption Date or such later date as the holder may request. On and after the Redemption Date, the holders of the Series 1 Units called for redemption will cease to be holders of the Preferred Units to be redeemed and will not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, and will not be entitled to receive any distributions in respect thereon (including to avoid double payment distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 1 Units on a record date for the payment of a distribution), unless payment of the aggregate Redemption Price deliverable to a holder for Series 1 Units is not be made upon presentation and surrender of the holder’s Series 1 Units in accordance with the foregoing provisions, in which case the rights of the holder will remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided. In the case of a redemption pursuant to Section 5.1, if only a part of the Series 1 Units represented by any certificate or book-entry share is redeemed, a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 1 Units at the expense of the Partnership.

5.4.3                                                                     No fractional BPY Units shall be delivered in connection with the delivery of the Redemption Consideration on the Redemption Date in accordance with this Section 5, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, if the redemption is pursuant to Section 5.1 or the Business Day preceding the Maturity Date, if the redemption is pursuant to Section 5.3).

5.4.4                                                                     The Partnership will have the right at any time after the sending of the Redemption Notice to deposit or cause to be deposited any cash portion of the Redemption Consideration in a custodial account with any chartered bank or trust company in Canada named in the Redemption Notice and any interest allowed on such deposit will belong to the Partnership. Provided that the cash portion of the Redemption Consideration has been so deposited prior to the Redemption Date and that the remaining portion of the total Redemption Consideration has otherwise been paid in accordance with Section 5.4.2, on and after the Redemption Date, the Series 1 Units will be redeemed and the rights of the holders thereof after the Redemption Date will be limited to receiving their proportionate part of the total Redemption Price for such Series 1 Units so deposited, against presentation and surrender of the said certificates or book-entry shares held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Series 1 Units will thereafter be considered and deemed for all purposes to be holders of the BPY Units delivered to them.  Any funds so deposited which remain unclaimed on the date which is two years from the Redemption Date shall be forfeited to the Partnership and paid over to or as directed by the Partnership and the former holders of the Series 1 Units shall thereafter have no right to receive their respective entitlement to the Redemption Price.

6.                                                                                      PURCHASE FOR CANCELLATION

Subject to the provisions of Section 10, the Partnership may purchase for cancellation at any time all or from time to time the whole or any part of the Outstanding Series 1 Units. Series 1 Units so purchased shall be cancelled.

7.                                                                                      EXCHANGE OF SERIES 1 UNITS

7.1                                                                               Exchange at Option of Holder

Notwithstanding the delivery of a Redemption Notice and subject to applicable Laws, a holder of the Series 1 Units shall have the right (“Right to Exchange”), exercisable at any time and from time to time, to require the Partnership to exchange any or all of the Series 1 Units registered in the name of such holder for consideration per Series 1 Unit equal to the Exchange Number of Freely Tradable BPY Units plus all accrued (whether or not declared) and unpaid cash distributions on such Series 1 Units (less any tax required to be deducted and withheld), which will be satisfied by the Partnership causing to be delivered to such holder the Exchange Consideration on the Exchange Date. The holder must give notice of a requirement to exchange by presenting and surrendering at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Series 1 Units from time to time the certificate or certificates or book-entry share or shares representing the Series 1 Units that the holder desires to have the Partnership exchange, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, together with such other documents and instruments as may be required to effect a transfer of Series 1 Units under the Limited Partnership Act, the Agreement, together with a duly executed statement (the “Exchange Notice”) in the form of Schedule A to this Part II or in such other form as may be acceptable to the Partnership specifying that the holder desires to have all or any number specified therein of the Series 1 Units represented by such certificate or certificates or book-entry shares or shares (the “Exchange Preferred Units”) exchanged by the Partnership; provided that the Exchange Notice must be delivered prior to the close of business on the earlier of: (i) the Maturity Date; and (ii) the Business Day preceding any applicable Redemption Date.

7.2                                                                               Method of Exchange

7.2.1                                                                     In the case of an exchange of Series 1 Units under this Section 7, upon receipt by the Partnership or the Transfer Agent in the manner specified in Section 7.1 of a certificate or book-entry share representing the number of Series 1 Units which the holder desires to have the Partnership exchange, together with an Exchange Notice, the Partnership will exchange the Exchange Preferred Units effective at the close of business on the fifth Business Day following the date of the Exchange Notice (the “Exchange Date”). Payment for the Exchange Preferred Shares will be satisfied in full by the delivery of, for each Exchange Preferred Unit, (x) the Exchange Number of Freely Tradable BPY Units, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Exchange Preferred Unit (together, the “Exchange Consideration”).  The Partnership shall satisfy its obligation to deliver the Exchange Consideration by, on the Exchange Date, (i) making the aggregate Exchange Consideration available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Maturity Notice, Redemption Notice or Exchange Notice, as applicable; or (ii) at the written request of such holder pursuant to the Exchange Notice and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, delivering or causing to be delivered the Exchange Consideration to the relevant holder at the address specified in the holder’s Exchange Notice. If only a part of the Series 1 Units represented by any certificate or book-entry share is exchanged a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 1 Units at the expense of the Partnership.

7.2.2                                                                     On and after the close of business on the Exchange Date, the holder of the Exchange Preferred Units will cease to be a holder of such Exchange Preferred Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Exchange Consideration, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Exchange Preferred Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 1 Units in accordance with the foregoing provisions, payment of the aggregate Exchange Consideration to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Exchange Consideration has been delivered in the manner hereinbefore provided. On and after the close of business on the Exchange Date, provided that presentation and surrender of the holder’s Series 1 Units and payment of such aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Exchange Preferred Units so exchanged by the Partnership will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder.

7.2.3                                                                     Notwithstanding any other provision of this Section 7 if:

(i)                                     the exercise of the rights of the holders of the Series 1 Units to require the Partnership to exchange any Series 1 Units pursuant to this Section 7 on any Exchange Date would require listing approval or any similar document to be issued in order to obtain the approval of the TSX and/or the NYSE to the listing and trading (subject to official notice of issuance) of the BPY Units that would be required to be delivered to such holders of Series 1 in connection with the exercise of such rights; and

(ii)                                  as a result of (i) above, it would not be practicable (notwithstanding the reasonable endeavours of BPY) to obtain such approvals in time to enable all or any of such Units to be admitted to listing and trading by the TSX and/or the NYSE (subject to official notice of issuance) when so delivered, the Exchange Date will, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Exchange Notice, be deemed for all purposes to be the earlier of (i) the second Business Day immediately following the date the approvals referred to in Section 7.2.3(i) are obtained, and (ii) the date which is 30 Business Days after the date on which the relevant Exchange Notice is received by the Partnership, and references in this Section 7 to such Exchange Date will be construed accordingly.

7.2.4                                                                     No fractional BPY Units shall be delivered in connection with the delivery of the Exchange Consideration on the Exchange Date in accordance with this Section 7, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Exchange Date).

7.3                                                                               Automatic Exchange

If on the Business Day preceding any Redemption Date the value of the Exchange Number of BPY Units to be received by a holder of the Series 1 Units upon exercise of the Right to Exchange for one Series 1 Unit (which value shall be determined using the Current Market Price determined on the Business Day preceding the Redemption Date) exceeds the Issue Price, the holder shall be deemed to have exercised the Right to Exchange with respect to all of such holder’s Series 1 Units to be redeemed on the Redemption Date, unless the holder provides written notice to the Partnership prior to such Business Day specifying that the Series 1 Units are not to be so exchanged.

8.                                                                                      PREFERRED CALL RIGHT

8.1                                                                               Preferred Call Right

At any time the Partnership is required to make available or deliver BPY Units to the holder of Series 1 Units, BPY shall have the right (the “Preferred Call Right”) to acquire all (but not less than all) the Series 1 Units (and all rights in respect thereof, including rights to declared but unpaid distributions) to be redeemed, pursuant to Section 5, or exchanged, pursuant to Section 7, in consideration for the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable.

8.2                                                                               Exchange of Series 1 Units for BPY Units

8.2.1                                                                     The Partnership shall notify BPY of each Redemption Date and Exchange Date, at least four Business Days prior to such date. At any time within two Business Days from the date of BPY’s receipt of such notice, BPY may elect to exercise the Preferred Call Right and shall give written notice to the Partnership and to the holder of the Series 1 Units of such election (the “Preferred Call Notice”).  The Preferred Call Notice shall contain all relevant information, and shall be presented together with all related certificates, book-entry shares and documents that the Partnership may reasonably require or as may be required by applicable Law to effect the Preferred Call Right.

8.2.2                                                                     If BPY exercises its Preferred Call Right, on the Redemption Date or Exchange Date, as applicable, the holder will deliver to BPY the certificate or certificates or book-entry share or shares representing the Series 1 Units being sold pursuant to the Preferred Call Right on such date, together with such other documents and instruments as may be required to effect a transfer of Series 1 Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent, the Partnership and BPY may reasonably require.  Concurrently with such delivery, BPY shall (i) make the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable, available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Redemption Notice or Exchange Notice, as applicable, or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the consideration payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable after the Redemption Date or Exchange Date, as applicable, or such later date as the holder may request.  The BPY Units issued to the holder of the Series 1 Units shall be duly issued, fully paid and non-assessable, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.  Other than as specifically contemplated in the Agreement, the BPY Units issued to any holder of Series 1 Units pursuant to Section 8.2.1 will be issued in accordance with the BPY Partnership Agreement.

8.2.3                                                                     On and after the close of business on the Redemption Date or Exchange Date, as applicable, the holder of the Series 1 Units acquired by BPY will cease to be a holder of such Series 1 Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Redemption Consideration or Exchange Consideration, as applicable, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 1 Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 1 Units in accordance with the foregoing provisions, payment of the aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, has been delivered in the manner hereinbefore provided. On and after the close of business on the Redemption Date or Exchange Date, as applicable, provided that presentation and surrender of the holder’s Series 1 Units and payment of such aggregate Redemption Consideration or aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Series 1 Units acquired by BPY will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder, and BPY shall thereafter be considered and deemed for all purposes to be a holder of the Series 1 Units and shall receive the full amount of any distributions declared but unpaid as of such date.

8.2.4                                                                     The Managing General Partner and the Partnership shall take all steps necessary under this Agreement to effect the transfer of such Series 1 Units, including the registration of such transfer in the Partnership’s register of Limited Partners and by issuing such Series 1 Units in the name of BPY representing the Series 1 Units transferred to BPY in accordance with this Section 8.2, without expense to BPY.

8.2.5                                                                     If only a part of the Series 1 Units represented by any certificate or book-entry share is purchased by BPY pursuant to its Preferred Call Right a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 1 Units at the expense of the Partnership.

8.2.6                                                                     No fractional BPY Units shall be delivered in connection with the exercise of the Preferred Call Right, but in lieu thereof, BPY shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Redemption Date or Exchange Date, as applicable).

8.3                                                                               Exchange of Series 1 Units for Managing General Partner Units

Immediately following BPY’s purchase of Series 1 Units, BPY shall exchange such Series 1 Units for (i) that number of Managing General Partner Units equal to the number of BPY Units included in the Redemption Consideration or the Exchange Consideration, as applicable, and (ii) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions on such Series 1 Units, less any tax required to be deducted and withheld. In addition to any other Units previously held by BPY, BPY will be considered and deemed for all purposes to be the holder of the number of Managing General Partner Units equal to the number of Series 1 Units exchanged pursuant to the Preferred Call Right.

8.4                                                                               Delegation of Rights and Obligations

BPY may designate another member of the BPY Group to exercise its rights (to deliver the Exchange Consideration or the Redemption Consideration, as applicable) in this Section 8.

9.                                                                                      ADJUSTMENTS

9.1                                                                               Adjustment upon Consolidation, Subdivision, Distributions or Repurchases

9.1.1                                                                     If BPY shall, after the Issue Date (i) fix a record date for the payment of a stock distribution or the making of a distribution with respect to BPY Units in BPY Units to all or substantially all of the holders of the BPY Units, (ii) subdivide or redivide the BPY Units into a greater number of units, or (iii) reduce, combine or consolidate the BPY Units into a smaller number of units (any of such events in clauses (i), (ii) and (iii) being herein called a “Section 9.1.1 Transaction”), then, in any such event, the Exchange Number shall be adjusted, effective immediately after the record date in the case of clause (i) or the effective date in the case of clauses (ii) and (iii), so that each holder of the Series 1 Units shall thereafter be entitled to receive upon exchange of Series 1 Units pursuant to the Right to Exchange, the number of the Freely Tradable BPY Units which such holder would have owned or been entitled to receive immediately following any Section 9.1.1 Transaction had such Series 1 Units been exchanged immediately prior to the record date in the case of clause (i) or the effective date in the case of clauses (ii) or (iii), such adjustment to be made such that the applicable number will equal the number determined by multiplying the Exchange Number in effect immediately prior to the record date or the effective date, as the case may be, by a fraction, the numerator of which shall be the number of BPY Units outstanding immediately after giving effect to, and solely as a result of, such Section 9.1.1 Transaction and the denominator of which shall be the number of BPY Units outstanding immediately prior to the effectiveness of the Section 9.1.1 Transaction.

9.1.2                                                                     If BPY shall, after the Issue Date, fix a record date for the issue of options, rights or warrants to all or substantially all of the holders of the BPY Units entitling them for a period up to 45 days from the date of issuance of such options, rights or warrants to subscribe for or purchase BPY Units or securities convertible or exchangeable into BPY Units at a price per unit (or having a conversion or exchange price per unit) less than the Current Market Price on the earlier of such record date and the date on which BPY publicly announces its intention to make such issuance, then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units offered for subscription or purchase pursuant to such options, rights or warrants and the denominator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units which the aggregate offering price of the total number of BPY Units so offered for subscription or purchase pursuant to such options, rights or warrants would purchase at such Current Market Price, which shall be determined by multiplying such total number of units by the exercise price of such options, rights or warrants and dividing the product so obtained by such Current Market Price. To the extent that such options, rights or warrants expire without being exercised (or such convertible or exchangeable securities expire without being converted or exchanged), the Exchange Number shall be readjusted to the number which would then be in effect had such adjustments for the issuance of such options, rights or warrants been made upon the basis of only the number of BPY Units actually delivered.

9.1.3                                                                     If BPY shall, after the Issue Date, fix a record date for the making of a distribution to all or substantially all of the holders of the BPY Units of (i) Partnership Interests other than the BPY Units; (ii) rights, options or warrants to subscribe for or purchase any of its securities (other than those referred to in Section 9.1.2); or (iii) cash, evidence of indebtedness, securities, non-cash dividends not otherwise made the subject of adjustments pursuant to this Section 9 or other property or assets (other than cash distributions that constitute Ordinary BPY Distributions, distributions paid in lieu of Ordinary BPY

Distributions or that portion of cash distributions to holders of BPY Units resulting in holders of the Series 1 Units receiving an Excess Distribution Payment), then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the Current Market Price as at the earlier of such record date and the date on which BPY publicly announces its intention to make such distribution and the denominator of which shall be such Current Market Price less the Fair Market Value, as of such record date of the portion of the shares, cash, evidence of indebtedness, securities or other property or assets so distributed or of such rights, options or warrants which are applicable to one BPY Unit.

If the transaction that gives rise to an adjustment pursuant to this Section 9.1.3 is one pursuant to which the distribution or the making of a distribution with respect to the BPY Units consists of units, shares or other similar equity interests in, a Subsidiary or other business unit of BPY (e.g. a spin-off) or consists of any other securities, that are, or when issued, will be, traded on a securities exchange or quoted on a quotation facility in Canada, the United States or elsewhere, then, in any such event, the Exchange Number shall be adjusted, effective immediately after such record date, so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the volume-weighted average trading price of the shares, similar equity interests or other securities distributed to holders of BPY Units applicable to one BPY Unit over each of the 20 consecutive trading days commencing on and including the trading day after the date on which “ex-distribution trading” commences for such units, shares, similar equity interests or other securities on the principal exchange or other market on which they are listed, quoted or traded (the “Valuation Period”) plus the volume-weighted average trading price of the BPY Units over the Valuation Period (the

“Post-Distribution Price”), and the denominator of which shall be the Post-Distribution Price.

To the extent that such distribution is not so made or to the extent that any such rights, options or warrants so distributed expire without being exercised, the Exchange Number shall be readjusted to the number which would then be in effect if such record date had not been fixed or to the number which would then be in effect based upon such shares, cash, evidence of indebtedness, securities or other property or assets actually distributed or based upon the number of securities actually delivered upon the exercise of such rights, options or warrants, as the case may be.

9.1.4                                                                     If BPY or any of its Subsidiaries shall, after the Issue Date, successfully complete a tender or exchange offer or substantial issuer bid (collectively, “Substantial Issuer Bid”) for the BPY Units where the cash and the value of any other consideration included in the payment per BPY Unit exceeds the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the ten trading day period following the expiration of the Substantial Issuer Bid, then the Exchange Number shall be adjusted effective immediately after the expiration of the Substantial Issuer Bid so that it will equal the number determined by multiplying the Exchange Number in effect immediately prior to the expiration of the Substantial Issuer Bid by a fraction, the numerator of which shall be the aggregate Fair Market Value payable in the Substantial Issuer Bid, plus the product of the volume-weighted average trading price of the BPY Units over each of the 20 consecutive trading days commencing on and including the fifth trading day after the expiration of the Substantial Issuer Bid by the number of BPY Units outstanding immediately after the expiration of the Substantial Issuer Bid (after giving effect to the purchase of all BPY Units accepted for purchase or exchange in the Substantial Issuer Bid), and the denominator of which shall be the Closing Price on the trading day immediately succeeding the expiration of the Substantial Issuer Bid multiplied by the number of BPY Units outstanding immediately prior to the expiration of the Substantial

Issuer Bid, including any BPY Units purchased.  In the event that BPY, or one of its Subsidiaries, is obligated to purchase BPY Units pursuant to any such Substantial Issuer Bid, but BPY, or such Subsidiary, is permanently prevented by applicable Law from effecting any such purchases, or all such purchases are rescinded, then the Exchange Number shall be readjusted to be such Exchange Number that would then be in effect if such Substantial Issuer Bid had not been made.

9.1.5                                                                     If there is any reclassification of the BPY Units at any time outstanding or any change of the BPY Units, in either case, solely into other Equity Securities of BPY or a successor to BPY (including as a result of an amalgamation, arrangement, merger or similar transaction) (any such reclassification or change being called a “Capital Reorganization”), then each holder of a Series 1 Unit in respect of which the Right to Exchange or Right to Redeem is exercised or in respect of which payment is due on the Maturity Date, in any case following the effective date of such Capital Reorganization, will be entitled to receive, and shall accept, in lieu of the BPY Units to which such holder was theretofore entitled upon such exercise, the kind of Freely Tradable Equity Securities which such holder would have been entitled to receive immediately following such Capital Reorganization had such holder been the registered holder of the BPY Units to which such holder was entitled immediately prior to such Capital Reorganization. For the purpose of determining the number of such Equity Securities resulting from such Capital Reorganization to which each such holder is entitled, and must accept, and for all other purposes of Part II of this Schedule A, each reference to BPY Units shall be deemed to be a reference to Equity Securities of the kind and number into which the BPY Units have been reclassified or changed resulting from such Capital Reorganization.

9.1.6                                                                     For purposes of this Section 9.1 all distributions of BPY Units (or securities convertible into or exchangeable for BPY Units), other securities, or other assets or property shall be deemed to occur at 5:00 p.m. (Toronto time) on the record date.

9.1.7                                                                     All adjustments to the Exchange Number shall be calculated to the nearest 1/10,000th of a BPY Unit (or if there is not a nearest 1/10,000th of a unit, to the next lower 1/10,000th of a unit).

9.1.8                                                                     No adjustment in the Exchange Number shall be made in respect of any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 if the holders of the Series 1 Units are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exchanged their Series 1 Units immediately prior to the effective date or record date of the event, as applicable, or, in the case of an event described in Section 9.1.3, to the extent that the holders of the Series 1 Units received an Excess Distribution Payment in respect of such event.  For greater certainty, the holders of the Series 1 Units shall be entitled to participate in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 as if they had exchanged their Series 1 Units immediately prior to the effective date or record date of the event solely at the discretion of the Partnership and subject to TSX approval, provided that if the holders of Series 1 Units do not participate in any such event, the Exchange Number shall be adjusted as set forth in in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4.

9.1.9                                                                     No adjustment in the Exchange Number shall be required: (i) upon the issuance of BPY Units, other securities, property or assets by way of distribution in lieu of an Ordinary BPY Distribution to all or substantially all of the holders of the BPY Units; (ii) upon the issuance of any BPY Units pursuant to any present or future customary plan providing for the reinvestment of distributions or interest payable on interests of BPY and the investment, at market prices, of additional optional amounts in the BPY Units under any such plan; (iii) upon the repurchase of BPY Units pursuant to a normal course issuer bid; (iv) upon the issuance of any BPY Units or options or rights to purchase those BPY Units pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by BPY or any of its Subsidiaries or other Affiliates; (v) upon the issuance of any BPY Units pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date; and (vi) upon the issuance of any BPY Units or any other security of BPY in connection with acquisitions of assets or securities of another person, including with respect to any consolidation, amalgamation, arrangement, merger or similar transaction.

9.1.10                                                              Notwithstanding any other provision herein, no adjustment shall be made in respect of an event otherwise requiring an adjustment under this Section 9.1 except to the extent such event is actually consummated.

9.1.11                                                              If any event occurs that would trigger an adjustment in the Exchange Number pursuant to this Section 9 under more than one subsection hereof, such event, to the extent taken into account in any adjustment, shall not result in any other adjustment hereunder.

9.1.12                                                              After adjustment in the Exchange Number pursuant to this Section 9, any subsequent event requiring an adjustment under this Section 9 shall cause an adjustment to such Exchange Number as so adjusted.

9.2                                                                               Adjustment upon Reorganization Event

9.2.1                                                                     In the event of (i) any consolidation, amalgamation, arrangement, merger or similar transaction of BPY, or of a successor to BPY, which does not result in holders of the BPY Units receiving solely Equity Securities of BPY or one or more successors to BPY, (ii) a take-over bid or similar transaction which results in not less than 90% of the outstanding BPY Units being owned by a single Person or group of Persons acting jointly or in concert, or (iii) any sale, lease or other disposition involving all or substantially all of the assets of BPY (any such event being herein referred to as a “Reorganization Event”), each Series 1 Unit Outstanding immediately prior to the Reorganization Event shall, without the consent of the holders of the Series 1 Units, remain outstanding, but the definition of “Exchange Consideration” will be adjusted to provide that each holder of the Series 1 Unit, upon exchange of the Series 1 Units pursuant to the Right to Exchange, will receive, with respect to each Series 1 Unit held, cash in an amount equal to the product of the Exchange Number and the Transaction Value. For this purpose, “Transaction Value” means (x) for any cash received in any such Reorganization Event, the amount of cash received per BPY Unit, (y) for any property other than cash or securities received in any such Reorganization Event, an amount equal to the Fair Market Value of such property received per BPY Unit, and (z) for any securities received in any such Reorganization Event, an amount equal to the Fair Market Value of such securities received per BPY Unit, determined, in the case of each of clauses (y) and (z) as of the Exchange Date. Notwithstanding the foregoing, in lieu of delivering cash as provided above, the Partnership may at its option deliver an equivalent value of securities or other property received in such Reorganization Event, determined in accordance with clause (y) or (z) above, as applicable. The kind and amount of securities into which the Series 1 Units shall be so exchangeable at the election of the Partnership after a Reorganization Event shall be subject to adjustment as described in Section 9.1 mutatis mutandis following the date of completion of such Reorganization Event.

9.2.2                                                                     The foregoing adjustments will be made successively whenever any Reorganization Event may occur.

9.3                                                                               Notice of Adjustments and Certain Other Events

9.3.1                                                                     Whenever the Exchange Number is adjusted as herein provided, the Partnership shall, as soon as practicable, compute the new Exchange Number and give notice to the holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Number was calculated.

9.3.2                                                                     As soon as practicable after BPY publicly announces that any of the events which could result in an adjustment pursuant to Section 9.1 or 9.2 has occurred, or will occur, then the Partnership shall as soon as practicable deliver to the holders of the Series 1 Units a notice stating (x) the record date as of which the holders of the BPY Units to be entitled to such dividend, issue or distribution are to be determined, or (y) the date on which such Section 9.1.1 Transaction, Capital Reorganization, Reorganization Event, or other action is expected to become effective.

10.                                                                               CERTAIN RESTRICTIONS

So long as any of the Series 1 Units are outstanding, the Partnership shall not, without the approval of the holders of the Series 1 Units as a series, given as specified in Section 13:

(i)                                     declare, pay or set aside for payment any distributions in respect of the Junior Securities;

(ii)                                  call for redemption, redeem, purchase or otherwise pay off or retire for value any Junior Securities; or

(iii)                               make any payments pursuant to Section 5.2.4 of the Agreement;

provided that the restrictions set out in Sections 10(i), (ii) and (iii) will not apply if (x) all accrued and unpaid Base Distributions and Excess Distributions on the Outstanding Series 1 Units have been declared and paid or set aside for payment in full for all periods prior to the existing Quarter and (y) the regular record date for the existing Quarter has passed, the Base Distribution and any Excess Distributions on the Outstanding Series 1 Units have been declared in full for the existing Quarter; and provided, further, the restrictions set out in Section 10(ii) will not apply to the purchase of fractional interests in Junior Securities pursuant to the conversion or exchange provisions of such Junior Securities or the security being converted or exchanged.

11.                                                                               VOTING RIGHTS

Except as required by Law or as otherwise provided herein, the holders of the Series 1 Units shall not be entitled as such to receive notice of, to attend or to vote at any meetings of the Partnership or have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership.

12.                                                                               AMENDMENT WITH APPROVAL OF HOLDERS OF THE SERIES 1 UNITS

The rights, privileges, restrictions and conditions attached to the Series 1 Units may be added to, changed or removed but only with the approval of the holders of a majority of the Outstanding Series 1 Units, given as hereinafter specified.

13.                                                                               APPROVAL OF HOLDERS OF THE SERIES 1 UNITS

13.1                                                                        The approval of the holders of the Series 1 Units as a series in respect of any matter requiring the consent of the holders of the Series 1 Units as a series may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the holders of Series 1 Units as a series duly called and held for that purpose in accordance with Article 17 of the Agreement or given by resolution signed by holders of Series 1 Units as a series in accordance with Article 17 of the Agreement.

13.2                                                                        Each Series 1 Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Series 1 Units or by written consent.

14.                                                                               LIQUIDATION, DISSOLUTION OR WINDING-UP

14.1                                                                        In the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 13.2.2 of the Agreement, the holders of the Series 1 Units shall be entitled to receive, from the assets of the Partnership, a sum equal to the Issue Price for each Series 1 Unit held by them respectively, plus an amount equal to all distributions accrued (whether or not declared) and unpaid thereon up to (but excluding) the date of payment, less any tax required to be deducted and withheld, the whole before any distribution of any part of the assets of the Partnership among the holders of any

Junior Securities. After payment to the holders of the Series 1 Units of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Partnership. Notwithstanding anything contained herein to the contrary, the Partnership shall, to the extent practicable, provide 30 days’ prior written notice to allow any holders of the Series 1 Units to exercise such holders’ Right to Exchange prior to liquidation.

14.2                                                                        In the event the assets of the Partnership available for distribution to holders of Partnership Interests upon any dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, shall be insufficient to pay in full the amounts payable with respect to all of the Outstanding Series 1 Units and the corresponding amounts payable on any Parity Securities, the holders of the Series 1 Units and the holders of such Parity Securities shall share ratably in any distribution of assets of the Partnership in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

15.                                                                               TAX MATTERS

15.1                                                                        Guaranteed Payments

15.1.1                                                              Each of the Base Distribution and the Excess Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires treatment other than as a guaranteed payment for U.S. federal income tax purposes. The Managing General Partner shall notify the holders of the Series 1 Units of any such intention to change such treatment and shall cooperate in good faith with the holders of the Series 1 Units to resolve any disputes regarding such change in treatment.

15.1.2                                                              For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under Section 15.1.1 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

15.2                                                                        U.S. Withholding Tax

Notwithstanding anything to the contrary herein, the Partnership shall withhold no U.S. federal income tax (including under Chapter 3, Chapter 4 or Chapter 61 of the Code) nor any U.S. state or local tax in respect of any Base Distribution or Excess Distribution, whether paid or accrued, or any other distribution on Series 1 Units (including in redemption), except for tax required to be withheld as a result of (i) a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires such withholding or (ii) the failure of any holder of Series 1 Units to timely deliver to the Partnership a valid, properly executed IRS Form W-8BEN-E, IRS Form W-9, or such other form as may be required under applicable Law as a precondition to exemption or reduction from such withholding; provided, however, that the Managing General Partner shall have no liability to the Partnership or any holder of Series 1 Units for any failure to request or obtain such form from any holder of Series 1 Units or for withholding or failing to withhold in respect of any holder of Series 1 Units who has not furnished such form to the Managing General Partner. Notwithstanding the foregoing, in no event shall the Managing General Partner withhold pursuant to clause (ii) of this Section 15.2 any such amounts in respect of any Base Distribution or Excess Distribution to the Initial Holder, unless the Managing General Partner has given advance written notice (at least 10 days prior to withholding any amounts) to the Initial Holder that such certificate is required to be provided.

15.3                                                                        Classification of Series 1 Units as Equity

Each of the Managing General Partner, the Partnership, and the holders of the Series 1 Units shall treat the Series 1 Units as equity for all U.S. federal, state, and local income tax purposes, and neither the Managing General Partner, the Partnership, nor any holder of Series 1 Units shall take any position on any U.S. federal, state, or local income or franchise tax return that is inconsistent with such treatment, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires different reporting and treatment.

16.                                                                               LEGENDS AND CERTIFICATIONS

16.1                                                                        The Series 1 Units and BPY Units have not been, and will not be, registered under the U.S. Securities Act or applicable securities laws of any state of the United States. Each certificate representing BPY Units originally issued to, or for the account or benefit of, a U.S. Person or a person in the United States, and each certificate representing the BPY Units issued in exchange therefor or in substitution thereof, shall bear the following legend (the “U.S. Legend”) until such time as the U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF BROOKFIELD PROPERTY PARTNERS L.P. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY’S TRANSFER AGENT.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.  A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY’S TRANSFER AGENT AND THE COMPANY AND, IF SO REQUIRED BY THE COMPANY’S TRANSFER AGENT, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”,

provided that if BPY is a “foreign issuer” as defined in Regulation S under the U.S. Securities Act at the time such BPY Units are being sold, and such BPY Units are being sold outside of the United States in compliance with the requirements of Rule 904 of Regulation S, the U.S. Legend may be removed by providing a declaration to the transfer agent for the BPY Units in the form set out in Schedule C to this Part II (or as BPY may reasonably prescribe from time to time) and, if requested by BPY, the Property Partnership, the Transfer Agent or the transfer agent for the BPY Units, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to such requesting party, as applicable, to the effect that such sale is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act; and provided, further, that, if any BPY Units are being sold otherwise than in accordance with Rule 904 of Regulation S under the U.S. Securities Act and other than to BPY, the legend may be removed by delivery to the transfer agent for the BPY Units and BPY of an opinion of counsel, of recognized standing reasonably satisfactory to the BPY and the transfer agent for the BPY Units, that such legend is no longer required under applicable requirements of the U.S. Securities Act or any applicable state securities laws.

The transfer agent for the BPY Units shall be entitled to request any other document that it may require in accordance with its internal policies for removal of the legend set forth above.

16.2                                                                        In connection with any redemption or exchange of Series 1 Units, in each case as set forth herein, a holder of Series 1 Units subject to such redemption or exchange who is a person in the United States, a U.S. Person, or a person requesting delivery of the BPY Units issuable upon such redemption or exchange in the United States must provide (a) a completed and executed U.S. Purchaser Certification or (b) an opinion of counsel of recognized standing in form and substance reasonably satisfactory to BPY and BPY’s transfer agent that the issuance of BPY Units pursuant to such redemption or exchange is exempt from the registration requirements of applicable securities laws of any state of the United States and the U.S. Securities Act.

17.                                                                               UNISSUED OR REACQUIRED UNITS

Series 1 Units not issued or that have been issued and exchanged, redeemed or otherwise purchased or acquired by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Units without designation as to series, until such units are once more designated as part of a particular series by the Managing General Partner.

18.                                                                               NO SINKING FUND

Series 1 Units are not subject to the operation of a sinking fund.

19.                                                                               PREEMPTION

Holders of Series 1 Units shall not have any rights of preemption with regard to any Partnership Interests.

SCHEDULE A
EXCHANGE NOTICE

To:                             Brookfield Property L.P. (the “Partnership”)

This notice is given pursuant to Section 7.1 of Part II of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”) and all capitalized terms used in this notice but not herein defined have the meanings ascribed to them in the Unit Provisions.

The undersigned hereby notifies the Partnership that, the undersigned irrevocably elects to exchange:

☐                                    all Series 1 Unit(s) represented by the certificate or book-entry share attached to this Exchange Notice; or

☐                                              of the Series 1 Units(s) represented by the certificate or book-entry share attached to this Exchange Notice,

for BPY Units in the manner specified in, and in accordance with, Section 7 of the Unit Provisions.

In accordance with Section 7 of the Unit Provisions, the undersigned herewith surrenders the certificate or book-entry share attached to this Exchange Notice and directs that the BPY Units issuable and deliverable upon the exchange be issued to the Person indicated below. (If BPY Units are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned.)

Certificates representing the BPY Units will be available, on and after the Exchange Date, to be picked up at [address to be inserted].

The undersigned hereby acknowledges that the undersigned is aware that the BPY Units received upon exchange may be subject to restrictions on resale under applicable securities law.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐                                    (A) the undersigned holder at the time of exchange of the Series 1 Unit(s) (i) is not in the United States, (ii) is not exchanging the Series 1 Unit(s) for the account or benefit of a person in the United States, (iii) is not a U.S. person, (iv) did not execute or deliver this exchange notice in the United States and (v) delivery of the BPY Unit(s) to be exchanged for the Series 1 Unit(s) will not be made to an address in the United States; or

☐                                    (B) the undersigned holder is either (i) a holder in the United States, (ii) executing or delivering this exchange notice in the United States, (iii) a U.S. person, or (iv) requesting delivery of the BPY Unit(s) to be exchanged for the Series 1 Unit(s) in the United States, and the undersigned holder has delivered to Brookfield Property Partners L.P. (the “Company”) and the Company’s transfer agent, CST Trust Company, (a) a completed and executed U.S. Purchaser Certification in substantially the form attached to as Schedule B to Part II of Schedule A to the Limited Partnership Agreement or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Company to the effect that with respect to the BPY Unit(s) to be delivered upon exchange, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

It is understood that the Company and CST Trust Company may require evidence to verify the foregoing representations.

The undersigned hereby represents and warrants to the Partnership that the undersigned is the sole registered and beneficial owner of the Series 1 Unit(s) to be acquired by the Partnership, free and clear of all liens, claims, encumbrances, security interests and adverse claims or interests.

(Date)

(Signature of Registered Unitholder)

(Guarantee of Signature)

NOTE:          This panel must be completed and the certificate or book-entry share attached to this Exchange Notice, together with such additional documents as the Transfer Agent and the Partnership may require, must be deposited at [address to be inserted].

(Name of Person in Whose Name Securities and/or Cheque(s)
Are to be Registered, Issued or Delivered (please print))

(Street Address or P.O. Box)

(City, Province/State, Country and Postal/Zip Code)

(Signature of Registered Unitholder)

Guarantor’s signature

NOTE:          If this Exchange Notice is for less than all of the Series 1 Unit(s) represented by this certificate or book-entry share, a certificate representing the balance of the Series 1 Units will be issued and registered in the name of the unitholder as it appears on the register of the Partnership.

SCHEDULE B
U.S. PURCHASER CERTIFICATION

TO:                           Brookfield Property Partners L.P. (the “Company”)
Brookfield Property L.P. (the “Partnership”)

AND TO:                                             CST Trust Company as Transfer Agent

We are delivering this letter in connection with the exchange of Series 1 Units of the Partnership for BPY Units of the Company pursuant to Section 7.1 of Part II of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”). All capitalized terms used herein but not herein defined have the meanings ascribed to them in the Unit Provisions.

We hereby confirm that

(a)                                 we are an “accredited person” defined under Rule 501(a) of the U.S. Securities Act;

(b)                                 we are acquiring the BPY Units for our own account;

(c)                                  we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of acquiring the BPY Units;

(d)                                 we are not acquiring the BPY Units with a view to distribution thereof or with any present intention of offering or selling any of the BPY Units, except (A) to the Company, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144, if available, and in accordance with any applicable U.S. state securities or “blue sky” laws;

(e)                                  we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to exchange the Series 1 Units for BPY Units; and

(f)                                   we acknowledge that we are not acquiring the BPY Units as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

We understand that the BPY Units are being offered in a transaction not involving any public offering within the United States within the meaning of the U.S. Securities Act and have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States. We further understand that any BPY Units acquired by us will bear a legend reflecting the fact that we will not offer, sell or otherwise transfer any of the BPY Units, directly or indirectly, unless the sale is (A) to the Company; (B) made outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, (C) in accordance with Rule 144 under the U.S. Securities Act, if available, and in compliance with any applicable U.S. state securities laws, (D) in another transaction that does not require registration under the U.S. Securities Act, and, in each case, in accordance with applicable U.S. state securities laws; provided that, in the case of transfers pursuant to (C) or (D) above, a legal opinion in form and substance reasonably satisfactory to the Company must first be provided that the sale of such securities is not required to be registered under the U.S. Securities Act.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

DATED this        day of               , 20    .

(NAME OF U.S. PURCHASER)

By:
Name:
Title:

SCHEDULE C
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:                           Brookfield Property Partners L.P. (the “Company”)

AND TO:                                             CST Trust Company, as Transfer Agent

The undersigned (a) acknowledges that the sale of the securities of Brookfield Property Partners L.P. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an affiliate (as that term is defined in Rule 405 under the U.S. Securities Act) of the Company, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another designated offshore securities market (as that term is defined in Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

By:	Dated:

Signature

Name (please print)

PART III
CLASS A PREFERRED UNITS - SERIES 2

1.                                                                                      DESIGNATION

The second series of Class A Preferred Units shall consist of 24,000,000 preferred limited partnership interests which shall be designated as Class A Preferred Units, Series 2 (hereinafter referred to as the “Series 2 Units”) and shall have attached thereto the rights, privileges, restrictions and conditions set out herein.

2.                                                                                      DEFINITIONS

The following definitions shall be for the purpose of Part III of this Schedule A:

2.1                                                                               “Base Distribution” has the meaning ascribed thereto in Section 4.1.1.

2.2                                                                               “Capital Reorganization” has the meaning ascribed thereto in Section 9.1.5.

2.3                                                                               “Change in Tax Law” means a change in U.S. tax Law or administrative practice (including the issuance of Treasury Regulations in temporary or final form, revenue rulings, notices, and announcements, but in the case of a notice or announcement, only to the extent such notice or announcement indicates an intention to issue Treasury Regulations or a revenue ruling that would result in a change in Law, but excluding any private letter rulings, technical advice memoranda or other non-precedential or non-binding authorities) or a judicial decision.

2.4                                                                               “Closing Price” means the closing sale price or, if no closing sale price is reported, the last reported sale price of the BPY Units on the Securities Exchange on the date of determination, or, if the BPY Units are not then listed on a Securities Exchange, the Closing Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.5                                                                               “Current Market Price” means:

2.5.1                                                                     the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination; or

2.5.2                                                                     if the BPY Units are not then listed on a Securities Exchange, the Current Market Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.6                                                                               “Distribution Payment Dates” has the meaning ascribed thereto in Section 4.1.1.

2.7                                                                               “Equity Securities” means securities carrying the right to participate in earnings to an unlimited degree.

2.8                                                                               “Excess Distribution” means the amount, if any, by which (x) the greater of (i) the aggregate distributions (including any ordinary and extraordinary distributions) declared in any Quarter on the Exchange Number of BPY Units and (ii) the aggregate distributions (including any ordinary and extraordinary distributions) paid in any Quarter on the Exchange Number of Redemption-Exchange Units divided by the Exchange Ratio, exceeds (y) the Base Distribution in such Quarter with respect to one Series 2 Unit; provided that the Base Distribution for the period from the Issue Date to December 31, 2014 shall be deemed to be, for the purposes of calculating the Excess Distribution only, $0.40625 per Series 2 Unit.

2.9                                                                               “Excess Distribution Payment” has the meaning ascribed thereto in Section 4.1.2.

2.10                                                                        “Exchange Consideration” has the meaning ascribed thereto in Section 7.2.1.

2.11                                                                        “Exchange Date” has the meaning ascribed thereto in Section 7.2.1.

2.12                                                                        “Exchange Notice” has the meaning ascribed thereto in Section 7.1.

2.13                                                                        “Exchange Number” means 0.97276, subject to adjustment from time to time in accordance with Section 9.

2.14                                                                        “Exchange Preferred Units” has the meaning ascribed thereto in Section 7.1.

2.15                                                                        “Exchange Price” means, for each Series 2 Unit, an amount equal to the Issue Price divided by the Exchange Number, which on the Issue Date is $25.70.

2.16                                                                        “Fair Market Value” means, as at any date:

2.16.1                                                              for a BPY Unit, the Current Market Price; or

2.16.2                                                              for a security listed and posted on a stock exchange (other than a BPY Unit), the volume-weighted average trading price during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination, according to the official price quotations of the stock exchange, provided that, for a security listed and posted on more than one stock exchange, the price quotations used shall be those of the stock exchange on which the greatest volume of trading in the security occurs as determined by the Managing General Partner; or

2.16.3                                                              for any other security or property that is not cash, the fair market value thereof at such date as, determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate; or

2.16.4                                                              for any property that is cash, the amount thereof.

each such determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.17                                                                        “Freely Tradable” means, in respect of shares of capital of any class of any corporation or limited partnership units of any class of any limited partnership, shares or limited partnership units, as the case may be, which can be traded by the holder thereof without any restriction other than pursuant to applicable securities laws.

2.18                                                                        “Initial Holder” means the holder to which all of the Series 2 Units are initially issued on the Issue Date and any Affiliate of such holder who holds Series 2 Units from time to time.

2.19                                                                        “Initial Redemption Date” means December 31, 2018.

2.20                                                                        “Issue Date” has the meaning ascribed thereto in Section 3.1.

2.21                                                                        “Issue Price” means $25.00.

2.22                                                                        “Maturity Date” has the meaning ascribed thereto in Section 5.3.

2.23                                                                        “NYSE” has the meaning ascribed thereto in Section 2.35.

2.24                                                                        “Ordinary BPY Distribution” means a regularly scheduled quarterly distribution, declared and paid on the BPY Units that is not a “special” or “extraordinary” distribution or exceeds a level which is reasonably expected to continue in subsequent Quarters.

2.25                                                                        “Post-Distribution Price” has the meaning ascribed thereto in Section 9.1.3.

2.26                                                                        “Preferred Call Notice” has the meaning ascribed thereto in Section 8.2.1.

2.27                                                                        “Preferred Call Right” has the meaning ascribed thereto in Section 8.1.

2.28                                                                        “Redemption Consideration” has the meaning ascribed thereto in Section 5.1.

2.29                                                                        “Redemption Date” has the meaning ascribed thereto in Section 5.4.1.

2.30                                                                        “Redemption Notice” has the meaning ascribed thereto in Section 5.1.

2.31                                                                        “Redemption Price” means for each Series 2 Unit, an amount equal to the aggregate of:

2.31.1                                                              $25.00 per Series 2 Unit; plus

2.31.2                                                              an amount equal to the full amount of all distributions accrued (whether or not declared) and unpaid on such Series 2 Unit up to (but excluding) the date of payment.

2.32                                                                        “Regulation D” means Regulation D as promulgated by the SEC under the U.S. Securities Act.

2.33                                                                        “Regulation S” means Regulation S as promulgated by the SEC under the U.S. Securities Act.

2.34                                                                        “Reorganization Event” has the meaning ascribed thereto in Section 9.2.1.

2.35                                                                        “Right to Exchange” has the meaning ascribed thereto in Section 7.1.

2.36                                                                        “Right to Redeem” has the meaning ascribed thereto in Section 5.1.

2.37                                                                        “SEC” means the United States Securities and Exchange Commission.

2.38                                                                        “Section 9.1.1 Transaction” has the meaning ascribed thereto in Section 9.1.1.

2.39                                                                        “Securities Exchange” means the New York Stock Exchange (“NYSE”) or, if the BPY Units are not then listed on the NYSE, the stock exchange that the BPY Units are then listed on, provided that, if the BPY Units are listed on more than one stock exchange (neither of which are the NYSE), the “Securities Exchange” shall be the stock exchange on which the greatest volume of trading in the BPY Units occurs.

2.40                                                                        “Series 2 Units” has the meaning ascribed thereto in Section 1.

2.41                                                                        “Specified Fraction” has the meaning ascribed thereto in Section 4.1.3.

2.42                                                                        “Substantial Issuer Bid” has the meaning ascribed thereto in Section 9.1.4.

2.43                                                                        “Transaction Value” has the meaning ascribed thereto in Section 9.2.1.

2.44                                                                        “Transfer Agent” means the Partnership or any transfer agent appointed from time to time to act as registrar and transfer agent for the Series 2 Units.

2.45                                                                        “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

2.46                                                                        “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

2.47                                                                        “U.S. Legend” has the meaning ascribed thereto in Section 16.1.

2.48                                                                        “U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act.

2.49                                                                        “U.S. Purchaser Certification” means the U.S. Purchaser Certification in substantially the form of Schedule B to this Part III.

2.50                                                                        “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.51                                                                        “Valuation Period” has the meaning ascribed thereto in Section 9.1.3.

Unless otherwise stated, all references in Part III of this Schedule A to Sections or subsections refer to Sections or subsections of Part III of Schedule A.

3.                                                                                      ISSUE DATE AND CONSIDERATION FOR ISSUE

3.1                                                                               The Series 2 Units shall be dated as of December 3, 2014 (the “Issue Date”); provided however, that distributions on the Series 2 Units shall only accrue from and after January 1, 2015.

3.2                                                                               The consideration for the issue of each Series 2 Unit shall be $25.00.

4.                                                                                      DISTRIBUTIONS

4.1                                                                               Payment of Distributions

4.1.1                                                                     The holders of the Series 2 Units shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a fixed cumulative preferential cash distribution equal to $1.6250 per Series 2 Unit per annum (the “Base Distribution”) less any tax required to be deducted and withheld, payable in lawful money of the United States in equal quarterly amounts on the last day of each of the months of March, June, September and December in each year (the “Distribution Payment Dates”) up to but excluding the applicable Maturity Date.  The record date for the payment of the Base Distribution will be the first day of the calendar month during which a Distribution Payment Date falls or such other record date, if any, as may be fixed by the Managing General Partner that is not more than 30 nor less than 10 days prior to such Distribution Payment Date. Any such day will be the record date whether or not such day is a Business Day.

4.1.2                                                                     Subject to Section 4.1.3, if in any Quarter the Excess Distribution is a positive number, the holders of Series 2 Units shall be entitled to receive on the Distribution Payment Date for that Quarter, and the Partnership shall pay thereon, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a further cumulative preferential cash distribution in an amount per Series 2 Unit equal to the Excess Distribution (the “Excess Distribution Payment”) less any tax required to be deducted and withheld. For example, if, in a particular Quarter and assuming no anti-dilution adjustments have occurred, BPY declared a distribution of $0.50 per Unit on the BPY Units, then a holder of Series 2 Units would receive an additional $0.08013 being: ($0.50 multiplied by the Exchange Number (0.97276)) less the quarterly Base Distribution ($1.6250/4) for each Series 2 Unit held.

4.1.3                                                                     Subject to Section 4.1.1, for any period that is less than a full Quarter with respect to any Series 2 Unit (i) that is issued, redeemed, exchanged or purchased during such Quarter or (ii) in respect of which assets of the Partnership are distributed to the holders thereof pursuant to Section 14 during such Quarter, the Base Distribution shall be deemed to accrue on a daily basis and shall be equal to the amount calculated by multiplying the amount that would otherwise be payable for a full Quarter by the Specified Fraction.  “Specified Fraction” means a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period) during which the Series 2 Unit is in issue and the denominator is the number of days in such Quarter (including the day at the beginning thereof and excluding the Distribution Payment Date at the end thereof).

4.1.4                                                                     The first Distribution Payment Date will be March 31, 2015, and the amount payable on such date will be $0.390625 per Series 2 Unit, being the Base Distribution for the period from January 1, 2015 to March 31, 2015. No Base Distribution shall accrue during the period from the Issue Date to December 31, 2014.

4.1.5                                                                     For so long as Series 2 Units remain issued and outstanding, if the distributions are not paid in full (or declared and a sum sufficient for the full payment is not so set apart) on any Distribution Payment Date on the Series 2

Units and any Parity Securities, distributions declared on the Series 2 Units and such Parity Securities shall only be declared pro rata based upon the respective amounts that would have been paid on the Series 2 Units and such Parity Securities had dividends been declared and paid in full.

4.1.6                                                                     The holders of the Series 2 Units shall not be entitled to any distributions other than or in excess of the Base Distribution and the Excess Distribution Payment. For greater certainty, nothing in this Section 4.1.6 shall prevent holders of Series 2 Units from participating in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4, solely at the discretion of the Partnership and subject to TSX approval, as if they had exchanged their Series 2 Units immediately prior to the effective date or record date of the event.

4.2                                                                               Cumulative Payment of Distributions

If on any Distribution Payment Date, the Base Distribution or the Excess Distribution Payment accrued to such date is not paid in full on all of the Series 2 Units then Outstanding, such distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner.

4.3                                                                               Method of Payment

All Base Distributions and Excess Distribution Payments shall be paid by the Partnership directly or through the Transfer Agent or through any other Person or agent to the holders of Series 2 Units according to their holdings as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of assignment or otherwise.

5.                                                                                      REDEMPTION

5.1                                                                               Optional Redemption

Subject to the right of the holders of the Series 2 Units to require the Partnership to exchange any or all of the Series 2 Units in accordance with Section 7 and subject to Section 7.3, the Partnership may, upon giving notice in writing as hereinafter provided (the “Redemption Notice”) at its option at any time commencing on the Initial Redemption Date and prior to the Maturity Date provided that the Current Market Price determined on the Business Day preceding the date on which the Redemption Notice is given is not less than 130% of the Exchange Price, redeem all, or from time to time any part, of the then Outstanding Series 2 Units (the “Right to Redeem”) by payment to the holders of such Series 2 Units an amount for each Series 2 Unit so redeemed equal to the Redemption Price (less any tax required to be deducted and withheld). Payment of the Redemption Price will be satisfied in full by the Partnership causing to be delivered, for each Series 2 Unit being redeemed, (x) such number of Freely Tradable BPY Units obtained by dividing the Issue Price by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Series 2 Unit (together, the “Redemption Consideration”; provided that for purposes of Section 5.3 the Current Market Price will be determined on the Business Day preceding the Maturity Date). Notwithstanding anything contained herein to the contrary, the Partnership shall not redeem any of the Series 2 Units under this Section 5.1 at any time that the BPY Units are not listed on the NYSE, TSX or other national securities exchange in the United States or Canada.

5.2                                                                               Partial Redemption

In case only a part of the Series 2 Units is to be redeemed at any time, the Series 2 Units to be redeemed shall be selected pro rata from the holders of the Series 2 Units in proportion to the number of Series 2 Units held by such holders, by lot or some other method as the Managing General Partner in its sole discretion determines to be fair and equitable.

5.3                                                                               Mandatory Redemption

Subject to 7.3, on December 31, 2024 (the “Maturity Date”), if such Series 2 Units have not been exchanged, redeemed or purchased by the Partnership, the Partnership shall redeem the then Outstanding Series 2 Units by payment to each applicable holder of the Series 2 Units, of the Redemption Price (less any tax required to be deducted and withheld) in the form of the Redemption Consideration.

5.4                                                                               Method of Redemption

5.4.1                                                                     The Partnership shall, at least 30 days and not more than 60 days before the Maturity Date or any other date fixed for redemption (the “Redemption Date”), send or cause to be sent to the holders of the Series 2 Units to be redeemed a Redemption Notice setting out: (i) that the Partnership’s Right to Redeem has been exercised or that the Maturity Date is up-coming; (ii) the number of the Series 2 Units held by the holder to whom it is addressed which are to be redeemed; (iii) the Redemption Price; (iv) the Redemption Date; (v) the formula for determining the Redemption Price; (vi) that upon presentation and surrender of the certificates or book-entry shares for the Series 2 Units to be redeemed, the holders of such Series 2 Units will obtain payment as specified in Section 5 in respect of the Series 2 Units being redeemed, specifying where the payment (in the form of the Redemption Consideration) will be available for pick up, and that, if requested in writing by a holder of Series 2 Units and provided that commercial courier service is available in respect of the relevant destination, such payment will be delivered to such holders by courier at the holder’s expense; and (vii) any other matters the Partnership may deem appropriate.

5.4.2                                                                     On the Redemption Date, subject to Section 7.3, the Partnership shall make available or, if requested by the holder, cause to be delivered to each holder of Series 2 Units to be redeemed the Redemption Price (in the form of the Redemption Consideration) upon presentation and surrender of the certificate or certificates or book-entry share or shares for such Series 2 Units at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership in the Redemption Notice, together with such other documents and instruments as may be required to effect a transfer of Series 2 Units under the Limited Partnership Act and the Agreement. The Partnership will: (i) make the aggregate Redemption Price for Series 2 Units held by a holder available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified by the Partnership in the Redemption Notice, on the Redemption Date; or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the aggregate Redemption Price payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable on or after the Redemption Date or such later date as the holder may request. On and after the Redemption Date, the holders of the Series 2 Units called for redemption will cease to be holders of the Preferred Units to be redeemed and will not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, and will not be entitled to receive any distributions in respect thereon (including to avoid double payment distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 2 Units on a record date for the payment of a distribution), unless payment of the aggregate Redemption Price deliverable to a holder for Series 2 Units is not be made upon presentation and surrender of the holder’s Series 2 Units in accordance with the foregoing provisions, in which case the rights of the holder will remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided. In the case of a redemption pursuant to Section 5.1, if only a part of the Series 2 Units represented by any certificate or book-entry share is redeemed, a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 2 Units at the expense of the Partnership.

5.4.3                                                                     No fractional BPY Units shall be delivered in connection with the delivery of the Redemption Consideration on the Redemption Date in accordance with this Section 5, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, if the redemption is pursuant to Section 5.1 or the Business Day preceding the Maturity Date, if the redemption is pursuant to Section 5.3).

5.4.4                                                                     The Partnership will have the right at any time after the sending of the Redemption Notice to deposit or cause to be deposited any cash portion of the Redemption Consideration in a custodial account with any chartered bank or trust company in Canada named in the Redemption Notice and any interest allowed on such deposit will belong to the Partnership. Provided that the cash portion of the Redemption Consideration has been so deposited prior to the Redemption Date and that the remaining portion of the total Redemption Consideration has otherwise been paid in accordance with Section 5.4.2, on and after the Redemption Date, the Series 2 Units will be redeemed and the rights of the holders thereof after the Redemption Date will be limited to receiving their proportionate part of the total Redemption Price for such Series 2 Units so deposited, against presentation and surrender of the said certificates or book-entry shares held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Series 2 Units will thereafter be considered and deemed for all purposes to be holders of the BPY Units delivered to them.  Any funds so deposited which remain unclaimed on the date which is two years from the Redemption Date shall be forfeited to the Partnership and paid over to or as directed by the Partnership and the former holders of the Series 2 Units shall thereafter have no right to receive their respective entitlement to the Redemption Price.

6.                                                                                      PURCHASE FOR CANCELLATION

Subject to the provisions of Section 10, the Partnership may purchase for cancellation at any time all or from time to time the whole or any part of the Outstanding Series 2 Units. Series 2 Units so purchased shall be cancelled.

7.                                                                                      EXCHANGE OF SERIES 2 UNITS

7.1                                                                               Exchange at Option of Holder

Notwithstanding the delivery of a Redemption Notice and subject to applicable Laws, a holder of the Series 2 Units shall have the right (“Right to Exchange”), exercisable at any time and from time to time, to require the Partnership to exchange any or all of the Series 2 Units registered in the name of such holder for consideration per Series 2 Unit equal to the Exchange Number of Freely Tradable BPY Units plus all accrued (whether or not declared) and unpaid cash distributions on such Series 2 Units (less any tax required to be deducted and withheld), which will be satisfied by the Partnership causing to be delivered to such holder the Exchange Consideration on the Exchange Date. The holder must give notice of a requirement to exchange by presenting and surrendering at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Series 2 Units from time to time the certificate or certificates or book-entry share or shares representing the Series 2 Units that the holder desires to have the Partnership exchange, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, together with such other documents and instruments as may be required to effect a transfer of Series 2 Units under the Limited Partnership Act, the Agreement, together with a duly executed statement (the “Exchange Notice”) in the form of Schedule A to this Part III or in such other form as may be acceptable to the Partnership specifying that the holder desires to have all or any number specified therein of the Series 2 Units represented by such certificate or certificates or book-entry shares or shares (the “Exchange Preferred Units”) exchanged by the Partnership; provided that the Exchange Notice must be delivered prior to the close of business on the earlier of: (i) the Maturity Date; and (ii) the Business Day preceding any applicable Redemption Date.

7.2                                                                               Method of Exchange

7.2.1                                                                     In the case of an exchange of Series 2 Units under this Section 7, upon receipt by the Partnership or the Transfer Agent in the manner specified in Section 7.1 of a certificate or book-entry share representing the number of Series 2 Units which the holder desires to have the Partnership exchange, together with an Exchange Notice, the Partnership will exchange the Exchange Preferred Units effective at the close of business on the fifth Business Day following the date of the Exchange Notice (the “Exchange Date”). Payment for the Exchange Preferred Shares will be satisfied in full by the delivery of, for each Exchange Preferred Unit, (x) the Exchange Number of Freely Tradable BPY Units, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Exchange Preferred Unit (together, the “Exchange Consideration”).  The Partnership shall satisfy its obligation to deliver the Exchange Consideration by, on the Exchange Date, (i) making the aggregate Exchange Consideration available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Maturity Notice, Redemption Notice or Exchange Notice, as applicable; or (ii) at the written request of such holder pursuant to the Exchange Notice and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, delivering or causing to be delivered the Exchange Consideration to the relevant holder at the address specified in the holder’s Exchange Notice. If only a part of the Series 2 Units represented by any certificate or book-entry share is exchanged a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 2 Units at the expense of the Partnership.

7.2.2                                                                     On and after the close of business on the Exchange Date, the holder of the Exchange Preferred Units will cease to be a holder of such Exchange Preferred Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Exchange Consideration, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Exchange Preferred Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 2 Units in accordance with the foregoing provisions, payment of the aggregate Exchange Consideration to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Exchange Consideration has been delivered in the manner hereinbefore provided. On and after the close of business on the Exchange Date, provided that presentation and surrender of the holder’s Series 2 Units and payment of such aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Exchange Preferred Units so exchanged by the Partnership will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder.

7.2.3                                                                     Notwithstanding any other provision of this Section 7 if:

(i)                                     the exercise of the rights of the holders of the Series 2 Units to require the Partnership to exchange any Series 2 Units pursuant to this Section 7 on any Exchange Date would require listing approval or any similar document to be issued in order to obtain the approval of the TSX and/or the NYSE to the listing and trading (subject to official notice of issuance) of the BPY Units that would be required to be delivered to such holders of Series 2 in connection with the exercise of such rights; and

(ii)                                  as a result of (i) above, it would not be practicable (notwithstanding the reasonable endeavours of BPY) to obtain such approvals in time to enable all or any of such Units to be admitted to listing and trading by the TSX and/or the NYSE (subject to official notice of issuance) when so delivered, the Exchange Date will, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Exchange Notice, be deemed for all purposes to be the earlier of (i) the second Business Day immediately following the date the approvals referred to in Section 7.2.3(i) are obtained, and (ii) the date which is 30 Business Days after the date on which the relevant Exchange Notice is received by the Partnership, and references in this Section 7 to such Exchange Date will be construed accordingly.

7.2.4                                                                     No fractional BPY Units shall be delivered in connection with the delivery of the Exchange Consideration on the Exchange Date in accordance with this Section 7, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Exchange Date).

7.3                                                                               Automatic Exchange

If on the Business Day preceding any Redemption Date the value of the Exchange Number of BPY Units to be received by a holder of the Series 2 Units upon exercise of the Right to Exchange for one Series 2 Unit (which value shall be determined using the Current Market Price determined on the Business Day preceding the Redemption Date) exceeds the Issue Price, the holder shall be deemed to have exercised the Right to Exchange with respect to all of such holder’s Series 2 Units to be redeemed on the Redemption Date, unless the holder provides written notice to the Partnership prior to such Business Day specifying that the Series 2 Units are not to be so exchanged.

8.                                                                                      PREFERRED CALL RIGHT

8.1                                                                               Preferred Call Right

At any time the Partnership is required to make available or deliver BPY Units to the holder of Series 2 Units, BPY shall have the right (the “Preferred Call Right”) to acquire all (but not less than all) the Series 2 Units (and all rights in respect thereof, including rights to declared but unpaid distributions) to be redeemed, pursuant to Section 5, or exchanged, pursuant to Section 7, in consideration for the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable.

8.2                                                                               Exchange of Series 2 Units for BPY Units

8.2.1                                                                     The Partnership shall notify BPY of each Redemption Date and Exchange Date, at least four Business Days prior to such date. At any time within two Business Days from the date of BPY’s receipt of such notice, BPY may elect to exercise the Preferred Call Right and shall give written notice to the Partnership and to the holder of the Series 2 Units of such election (the “Preferred Call Notice”).  The Preferred Call Notice shall contain all relevant information, and shall be presented together with all related certificates, book-entry shares and documents that the Partnership may reasonably require or as may be required by applicable Law to effect the Preferred Call Right.

8.2.2                                                                     If BPY exercises its Preferred Call Right, on the Redemption Date or Exchange Date, as applicable, the holder will deliver to BPY the certificate or certificates or book-entry share or shares representing the Series 2 Units being sold pursuant to the Preferred Call Right on such date, together with such other documents and instruments as may be required to effect a transfer of Series 2 Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent, the Partnership and BPY may reasonably require.  Concurrently with such delivery, BPY shall (i) make the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable, available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Redemption Notice or Exchange Notice, as applicable, or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the consideration payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable after the Redemption Date or Exchange Date, as applicable, or such later date as the holder may request.  The BPY Units issued to the holder of the Series 2 Units shall be duly issued, fully paid and non-assessable, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.  Other than as specifically contemplated in the Agreement, the BPY Units issued to any holder of Series 2 Units pursuant to Section 8.2.1 will be issued in accordance with the BPY Partnership Agreement.

8.2.3                                                                     On and after the close of business on the Redemption Date or Exchange Date, as applicable, the holder of the Series 2 Units acquired by BPY will cease to be a holder of such Series 2 Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Redemption Consideration or Exchange Consideration, as applicable, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 2 Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 2 Units in accordance with the foregoing provisions, payment of the aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, has been delivered in the manner hereinbefore provided. On and after the close of business on the Redemption Date or Exchange Date, as applicable, provided that presentation and surrender of the holder’s Series 2 Units and payment of such aggregate Redemption Consideration or aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Series 2 Units acquired by BPY will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder, and BPY shall thereafter be considered and deemed for all purposes to be a holder of the Series 2 Units and shall receive the full amount of any distributions declared but unpaid as of such date.

8.2.4                                                                     The Managing General Partner and the Partnership shall take all steps necessary under this Agreement to effect the transfer of such Series 2 Units, including the registration of such transfer in the Partnership’s register of Limited Partners and by issuing such Series 2 Units in the name of BPY representing the Series 2 Units transferred to BPY in accordance with this Section 8.2, without expense to BPY.

8.2.5                                                                     If only a part of the Series 2 Units represented by any certificate or book-entry share is purchased by BPY pursuant to its Preferred Call Right a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 2 Units at the expense of the Partnership.

8.2.6                                                                     No fractional BPY Units shall be delivered in connection with the exercise of the Preferred Call Right, but in lieu thereof, BPY shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Redemption Date or Exchange Date, as applicable).

8.3                                                                               Exchange of Series 2 Units for Managing General Partner Units

Immediately following BPY’s purchase of Series 2 Units, BPY shall exchange such Series 2 Units for (i) that number of Managing General Partner Units equal to the number of BPY Units included in the Redemption Consideration or the Exchange Consideration, as

applicable, and (ii) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions on such Series 2 Units, less any tax required to be deducted and withheld. In addition to any other Units previously held by BPY, BPY will be considered and deemed for all purposes to be the holder of the number of Managing General Partner Units equal to the number of Series 2 Units exchanged pursuant to the Preferred Call Right.

8.4                                                                               Delegation of Rights and Obligations

BPY may designate another member of the BPY Group to exercise its rights (to deliver the Exchange Consideration or the Redemption Consideration, as applicable) in this Section 8.

9.                                                                                      ADJUSTMENTS

9.1                                                                               Adjustment upon Consolidation, Subdivision, Distributions or Repurchases

9.1.1                                                                     If BPY shall, after the Issue Date (i) fix a record date for the payment of a stock distribution or the making of a distribution with respect to BPY Units in BPY Units to all or substantially all of the holders of the BPY Units, (ii) subdivide or redivide the BPY Units into a greater number of units, or (iii) reduce, combine or consolidate the BPY Units into a smaller number of units (any of such events in clauses (i), (ii) and (iii) being herein called a “Section 9.1.1 Transaction”), then, in any such event, the Exchange Number shall be adjusted, effective immediately after the record date in the case of clause (i) or the effective date in the case of clauses (ii) and (iii), so that each holder of the Series 2 Units shall thereafter be entitled to receive upon exchange of Series 2 Units pursuant to the Right to Exchange, the number of the Freely Tradable BPY Units which such holder would have owned or been entitled to receive immediately following any Section 9.1.1 Transaction had such Series 2 Units been exchanged immediately prior to the record date in the case of clause (i) or the effective date in the case of clauses (ii) or (iii), such adjustment to be made such that the applicable number will equal the number determined by multiplying the Exchange Number in effect immediately prior to the record date or the effective date, as the case may be, by a fraction, the numerator of which shall be the number of BPY Units outstanding immediately after giving effect to, and solely as a result of, such Section 9.1.1 Transaction and the denominator of which shall be the number of BPY Units outstanding immediately prior to the effectiveness of the Section 9.1.1 Transaction.

9.1.2                                                                     If BPY shall, after the Issue Date, fix a record date for the issue of options, rights or warrants to all or substantially all of the holders of the BPY Units entitling them for a period up to 45 days from the date of issuance of such options, rights or warrants to subscribe for or purchase BPY Units or securities convertible or exchangeable into BPY Units at a price per unit (or having a conversion or exchange price per unit) less than the Current Market Price on the earlier of such record date and the date on which BPY publicly announces its intention to make such issuance, then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units offered for subscription or purchase pursuant to such options, rights or warrants and the denominator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units which the aggregate offering price of the total number of BPY Units so offered for subscription or purchase pursuant to such options, rights or warrants would purchase at such Current Market Price, which shall be determined by multiplying such total number of units by the exercise price of such options, rights or warrants and dividing the product so obtained by such Current Market Price. To the extent that such options, rights or warrants expire without being exercised (or such convertible or exchangeable securities expire without being converted or exchanged), the Exchange Number shall be readjusted to the number which would then be in effect had such adjustments for the issuance of such options, rights or warrants been made upon the basis of only the number of BPY Units actually delivered.

9.1.3                                                                     If BPY shall, after the Issue Date, fix a record date for the making of a distribution to all or substantially all of the holders of the BPY Units of (i) Partnership Interests other than the BPY Units; (ii) rights, options or warrants to subscribe for or purchase any of its securities (other than those referred to in Section 9.1.2); or (iii) cash, evidence of indebtedness, securities, non-cash dividends not otherwise made the subject of adjustments pursuant to this Section 9 or other property or assets (other than cash distributions that constitute Ordinary BPY Distributions, distributions paid in lieu of Ordinary BPY Distributions or that portion of cash distributions to holders of BPY Units resulting in holders of the Series 2 Units receiving an Excess Distribution Payment), then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the Current Market Price as at the earlier of such record date and the date on which BPY publicly announces its intention to make such distribution and the denominator of which shall be such Current Market Price less the Fair Market Value, as of such record date of the portion of the shares, cash, evidence of indebtedness, securities or other property or assets so distributed or of such rights, options or warrants which are applicable to one BPY Unit.

If the transaction that gives rise to an adjustment pursuant to this Section 9.1.3 is one pursuant to which the distribution or the making of a distribution with respect to the BPY Units consists of units, shares or other similar equity interests in, a Subsidiary or other business unit of BPY (e.g. a spin-off) or consists of any other securities, that are, or when issued, will be, traded on a securities exchange or quoted on a quotation facility in Canada, the United States or elsewhere, then, in any such event, the Exchange Number shall be adjusted, effective immediately after such record date, so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the volume-weighted average trading price of the shares, similar equity interests or other securities distributed to holders of BPY Units applicable to one BPY Unit over each of the 20 consecutive trading days commencing on and including the trading day after the date on which “ex-distribution trading” commences for such units, shares, similar equity interests or other securities on the principal exchange or other market on which they are listed, quoted or traded (the “Valuation Period”) plus the volume-weighted average trading price of the BPY Units over the Valuation Period (the “Post-Distribution Price”), and the denominator of which shall be the Post-Distribution Price.

To the extent that such distribution is not so made or to the extent that any such rights, options or warrants so distributed expire without being exercised, the Exchange Number shall be readjusted to the number which would then be in effect if such record date had not been fixed or to the number which would then be in effect based upon such shares, cash, evidence of indebtedness, securities or other property or assets actually distributed or based upon the number of securities actually delivered upon the exercise of such rights, options or warrants, as the case may be.

9.1.4                                                                     If BPY or any of its Subsidiaries shall, after the Issue Date, successfully complete a tender or exchange offer or substantial issuer bid (collectively, “Substantial Issuer Bid”) for the BPY Units where the cash and the value of any other consideration included in the payment per BPY Unit exceeds the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the ten trading day period following the expiration of the Substantial Issuer Bid, then the Exchange Number shall be adjusted effective immediately after the expiration of the Substantial Issuer Bid so that it will equal the number determined by multiplying the Exchange Number in effect immediately prior to the expiration of the Substantial Issuer Bid by a fraction, the numerator of which shall be the aggregate Fair Market Value payable in the

Substantial Issuer Bid, plus the product of the volume-weighted average trading price of the BPY Units over each of the 20 consecutive trading days commencing on and including the fifth trading day after the expiration of the Substantial Issuer Bid by the number of BPY Units outstanding immediately after the expiration of the Substantial Issuer Bid (after giving effect to the purchase of all BPY Units accepted for purchase or exchange in the Substantial Issuer Bid), and the denominator of which shall be the Closing Price on the trading day immediately succeeding the expiration of the Substantial Issuer Bid multiplied by the number of BPY Units outstanding immediately prior to the expiration of the Substantial Issuer Bid, including any BPY Units purchased.  In the event that BPY, or one of its Subsidiaries, is obligated to purchase BPY Units pursuant to any such Substantial Issuer Bid, but BPY, or such Subsidiary, is permanently prevented by applicable Law from effecting any such purchases, or all such purchases are rescinded, then the Exchange Number shall be readjusted to be such Exchange Number that would then be in effect if such Substantial Issuer Bid had not been made.

9.1.5                                                                     If there is any reclassification of the BPY Units at any time outstanding or any change of the BPY Units, in either case, solely into other Equity Securities of BPY or a successor to BPY (including as a result of an amalgamation, arrangement, merger or similar transaction) (any such reclassification or change being called a “Capital Reorganization”), then each holder of a Series 2 Unit in respect of which the Right to Exchange or Right to Redeem is exercised or in respect of which payment is due on the Maturity Date, in any case following the effective date of such Capital Reorganization, will be entitled to receive, and shall accept, in lieu of the BPY Units to which such holder was theretofore entitled upon such exercise, the kind of Freely Tradable Equity Securities which such holder would have been entitled to receive immediately following such Capital Reorganization had such holder been the registered holder of the BPY Units to which such holder was entitled immediately prior to such Capital Reorganization. For the purpose of determining the number of such

Equity Securities resulting from such Capital Reorganization to which each such holder is entitled, and must accept, and for all other purposes of Part III of this Schedule A, each reference to BPY Units shall be deemed to be a reference to Equity Securities of the kind and number into which the BPY Units have been reclassified or changed resulting from such Capital Reorganization.

9.1.6                                                                     For purposes of this Section 9.1 all distributions of BPY Units (or securities convertible into or exchangeable for BPY Units), other securities, or other assets or property shall be deemed to occur at 5:00 p.m. (Toronto time) on the record date.

9.1.7                                                                     All adjustments to the Exchange Number shall be calculated to the nearest 1/10,000th of a BPY Unit (or if there is not a nearest 1/10,000th of a unit, to the next lower 1/10,000th of a unit).

9.1.8                                                                     No adjustment in the Exchange Number shall be made in respect of any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 if the holders of the Series 2 Units are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exchanged their Series 2 Units immediately prior to the effective date or record date of the event, as applicable, or, in the case of an event described in Section 9.1.3, to the extent that the holders of the Series 2 Units received an Excess Distribution Payment in respect of such event.  For greater certainty, the holders of the Series 2 Units shall be entitled to participate in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 as if they had exchanged their Series 2 Units immediately prior to the effective date or record date of the event solely at the discretion of the Partnership and subject to TSX approval, provided that if the holders of Series 2 Units do not participate in any such event, the Exchange Number shall be adjusted as set forth in in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4.

9.1.9                                                                     No adjustment in the Exchange Number shall be required: (i) upon the issuance of BPY Units, other securities, property or assets by way of distribution in lieu of an Ordinary BPY Distribution to all or substantially all of the holders of the BPY Units; (ii) upon the issuance of any BPY Units pursuant to any present or future customary plan providing for the reinvestment of distributions or interest payable on interests of BPY and the investment, at market prices, of additional optional amounts in the BPY Units under any such plan; (iii) upon the repurchase of BPY Units pursuant to a normal course issuer bid; (iv) upon the issuance of any BPY Units or options or rights to purchase those BPY Units pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by BPY or any of its Subsidiaries or other Affiliates; (v) upon the issuance of any BPY Units pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date; and (vi) upon the issuance of any BPY Units or any other security of BPY in connection with acquisitions of assets or securities of another person, including with respect to any consolidation, amalgamation, arrangement, merger or similar transaction.

9.1.10                                                              Notwithstanding any other provision herein, no adjustment shall be made in respect of an event otherwise requiring an adjustment under this Section 9.1 except to the extent such event is actually consummated.

9.1.11                                                              If any event occurs that would trigger an adjustment in the Exchange Number pursuant to this Section 9 under more than one subsection hereof, such event, to the extent taken into account in any adjustment, shall not result in any other adjustment hereunder.

9.1.12                                                              After adjustment in the Exchange Number pursuant to this Section 9, any subsequent event requiring an adjustment under this Section 9 shall cause an adjustment to such Exchange Number as so adjusted.

9.2                                                                               Adjustment upon Reorganization Event

9.2.1                                                                     In the event of (i) any consolidation, amalgamation, arrangement, merger or similar transaction of BPY, or of a successor to BPY, which does not result in holders of the BPY Units receiving solely Equity Securities of BPY or one or more successors to BPY, (ii) a take-over bid or similar transaction which results in not less than 90% of the outstanding BPY Units being owned by a single Person or group of Persons acting jointly or in concert, or (iii) any sale, lease or other disposition involving all or substantially all of the assets of BPY (any such event being herein referred to as a “Reorganization Event”), each Series 2 Unit Outstanding immediately prior to the Reorganization Event shall, without the consent of the holders of the Series 2 Units, remain outstanding, but the definition of “Exchange Consideration” will be adjusted to provide that each holder of the Series 2 Unit, upon exchange of the Series 2 Units pursuant to the Right to Exchange, will receive, with respect to each Series 2 Unit held, cash in an amount equal to the product of the Exchange Number and the Transaction Value. For this purpose, “Transaction Value” means (x) for any cash received in any such Reorganization Event, the amount of cash received per BPY Unit, (y) for any property other than cash or securities received in any such Reorganization Event, an amount equal to the Fair Market Value of such property received per BPY Unit, and (z) for any securities received in any such Reorganization Event, an amount equal to the Fair Market Value of such securities received per BPY Unit, determined, in the case of each of clauses (y) and (z) as of the Exchange Date. Notwithstanding the foregoing, in lieu of delivering cash as provided above, the Partnership may at its option deliver an equivalent value of securities or other property received in such Reorganization Event, determined in accordance with clause (y) or (z) above, as applicable. The kind and amount of securities into which the Series 2 Units shall be so exchangeable at the election of the Partnership after a Reorganization Event shall be subject to adjustment as described in Section 9.1 mutatis mutandis following the date of completion of such Reorganization Event.

9.2.2                                                                     The foregoing adjustments will be made successively whenever any Reorganization Event may occur.

9.3                                                                               Notice of Adjustments and Certain Other Events

9.3.1                                                                     Whenever the Exchange Number is adjusted as herein provided, the Partnership shall, as soon as practicable, compute the new Exchange Number and give notice to the holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Number was calculated.

9.3.2                                                                     As soon as practicable after BPY publicly announces that any of the events which could result in an adjustment pursuant to Section 9.1 or 9.2 has occurred, or will occur, then the Partnership shall as soon as practicable deliver to the holders of the Series 2 Units a notice stating (x) the record date as of which the holders of the BPY Units to be entitled to such dividend, issue or distribution are to be determined, or (y) the date on which such Section 9.1.1 Transaction, Capital Reorganization, Reorganization Event, or other action is expected to become effective.

10.                                                                               CERTAIN RESTRICTIONS

So long as any of the Series 2 Units are outstanding, the Partnership shall not, without the approval of the holders of the Series 2 Units as a series, given as specified in Section 13:

(i)                                     declare, pay or set aside for payment any distributions in respect of the Junior Securities;

(ii)                                  call for redemption, redeem, purchase or otherwise pay off or retire for value any Junior Securities; or

(iii)                               make any payments pursuant to Section 5.2.4 of the Agreement;

provided that the restrictions set out in Sections 10(i), (ii) and (iii) will not apply if (x) all accrued and unpaid Base Distributions and Excess Distributions on the Outstanding Series 2 Units have been declared and paid or set aside for payment in full for all periods prior to the existing Quarter and (y) the regular record date for the existing Quarter has passed, the Base Distribution and any Excess Distributions on the Outstanding Series 2 Units have been declared in full for the existing Quarter; and provided, further, the restrictions set out in Section 10(ii) will not apply to the purchase of fractional interests in Junior Securities pursuant to the conversion or exchange provisions of such Junior Securities or the security being converted or exchanged.

11.                                                                               VOTING RIGHTS

Except as required by Law or as otherwise provided herein, the holders of the Series 2 Units shall not be entitled as such to receive notice of, to attend or to vote at any meetings of the Partnership or have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership.

12.                                                                               AMENDMENT WITH APPROVAL OF HOLDERS OF THE SERIES 2 UNITS

The rights, privileges, restrictions and conditions attached to the Series 2 Units may be added to, changed or removed but only with the approval of the holders of a majority of the Outstanding Series 2 Units, given as hereinafter specified.

13.                                                                               APPROVAL OF HOLDERS OF THE SERIES 2 UNITS

13.1                                                                        The approval of the holders of the Series 2 Units as a series in respect of any matter requiring the consent of the holders of the Series 2 Units as a series may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the holders of Series 2 Units as a series duly called and held for that purpose in accordance with Article 17 of the Agreement or given by resolution signed by holders of Series 2 Units as a series in accordance with Article 17 of the Agreement.

13.2                                                                        Each Series 2 Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Series 2 Units or by written consent.

14.                                                                               LIQUIDATION, DISSOLUTION OR WINDING-UP

14.1                                                                        In the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 13.2.2 of the Agreement, the holders of the Series 2 Units shall be entitled to receive, from the assets of the Partnership, a sum equal to the Issue Price for each Series 2 Unit held by them respectively, plus an amount equal to all distributions accrued (whether or not declared) and unpaid thereon up to (but excluding) the date of payment, less any tax required to be deducted and withheld, the whole before any distribution of any part of the assets of the Partnership among the holders of any Junior Securities. After payment to the holders of the Series 2 Units of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Partnership. Notwithstanding anything contained herein to the contrary, the Partnership shall, to the extent practicable, provide 30 days’ prior written notice to allow any holders of the Series 2 Units to exercise such holders’ Right to Exchange prior to liquidation.

14.2                                                                        In the event the assets of the Partnership available for distribution to holders of Partnership Interests upon any dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, shall be insufficient to pay in full the amounts payable with respect to all of the Outstanding Series 2 Units and the corresponding amounts payable on any Parity Securities, the holders of the Series 2 Units and the holders of such Parity Securities shall share ratably in any distribution of assets of the Partnership in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

15.                                                                               TAX MATTERS

15.1                                                                        Guaranteed Payments

15.1.1                                                              Each of the Base Distribution and the Excess Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of

Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires treatment other than as a guaranteed payment for U.S. federal income tax purposes. The Managing General Partner shall notify the holders of the Series 2 Units of any such intention to change such treatment and shall cooperate in good faith with the holders of the Series 2 Units to resolve any disputes regarding such change in treatment.

15.1.2                                                              For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under Section 15.1.1 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

15.2                                                                        U.S. Withholding Tax

Notwithstanding anything to the contrary herein, the Partnership shall withhold no U.S. federal income tax (including under Chapter 3, Chapter 4 or Chapter 61 of the Code) nor any U.S. state or local tax in respect of any Base Distribution or Excess Distribution, whether paid or accrued, or any other distribution on Series 2 Units (including in redemption), except for tax required to be withheld as a result of (i) a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires such withholding or (ii) the failure of any holder of Series 2 Units to timely deliver to the Partnership a valid, properly executed IRS Form W-8BEN-E, IRS Form W-9, or such other form as may be required under applicable Law as a precondition to exemption or reduction from such withholding; provided, however, that the Managing General Partner shall have no liability to the Partnership or any holder of Series 2 Units for any failure to request or obtain such form from any holder of Series 2 Units or for withholding or failing to withhold in respect of any holder of Series 2 Units who has not furnished such form to the Managing General Partner.

Notwithstanding the foregoing, in no event shall the Managing General Partner withhold pursuant to clause (ii) of this Section 15.2 any such amounts in respect of any Base Distribution or Excess Distribution to the Initial Holder, unless the Managing General Partner has given advance written notice (at least 10 days prior to withholding any amounts) to the Initial Holder that such certificate is required to be provided.

15.3                                                                        Classification of Series 2 Units as Equity

Each of the Managing General Partner, the Partnership, and the holders of the Series 2 Units shall treat the Series 2 Units as equity for all U.S. federal, state, and local income tax purposes, and neither the Managing General Partner, the Partnership, nor any holder of Series 2 Units shall take any position on any U.S. federal, state, or local income or franchise tax return that is inconsistent with such treatment, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires different reporting and treatment.

16.                                                                               LEGENDS AND CERTIFICATIONS

16.1                                                                        The Series 2 Units and BPY Units have not been, and will not be, registered under the U.S. Securities Act or applicable securities laws of any state of the United States. Each certificate representing BPY Units originally issued to, or for the account or benefit of, a U.S. Person or a person in the United States, and each certificate representing the BPY Units issued in exchange therefor or in substitution thereof, shall bear the following legend (the “U.S. Legend”) until such time as the U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF BROOKFIELD PROPERTY

PARTNERS L.P. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY’S TRANSFER AGENT.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.  A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY’S TRANSFER AGENT AND THE COMPANY AND, IF SO REQUIRED BY THE COMPANY’S TRANSFER AGENT, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”,

provided that if BPY is a “foreign issuer” as defined in Regulation S under the U.S. Securities Act at the time such BPY Units are being sold, and such BPY Units are being sold outside of the United States in compliance with the requirements of Rule 904 of Regulation S, the U.S. Legend may be removed by providing a declaration to the transfer agent for the BPY Units in the form set out in Schedule C to this Part III (or as BPY may reasonably prescribe from time to time) and, if requested by BPY, the Property Partnership, the Transfer Agent or the transfer agent for the BPY Units, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to such requesting party, as applicable, to the effect that such sale is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act; and provided, further, that, if any BPY Units are being sold otherwise than in accordance with Rule 904 of

Regulation S under the U.S. Securities Act and other than to BPY, the legend may be removed by delivery to the transfer agent for the BPY Units and BPY of an opinion of counsel, of recognized standing reasonably satisfactory to the BPY and the transfer agent for the BPY Units, that such legend is no longer required under applicable requirements of the U.S. Securities Act or any applicable state securities laws.

The transfer agent for the BPY Units shall be entitled to request any other document that it may require in accordance with its internal policies for removal of the legend set forth above.

16.2                                                                        In connection with any redemption or exchange of Series 2 Units, in each case as set forth herein, a holder of Series 2 Units subject to such redemption or exchange who is a person in the United States, a U.S. Person, or a person requesting delivery of the BPY Units issuable upon such redemption or exchange in the United States must provide (a) a completed and executed U.S. Purchaser Certification or (b) an opinion of counsel of recognized standing in form and substance reasonably satisfactory to BPY and BPY’s transfer agent that the issuance of BPY Units pursuant to such redemption or exchange is exempt from the registration requirements of applicable securities laws of any state of the United States and the U.S. Securities Act.

17.                                                                               UNISSUED OR REACQUIRED UNITS

Series 2 Units not issued or that have been issued and exchanged, redeemed or otherwise purchased or acquired by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Units without designation as to series, until such units are once more designated as part of a particular series by the Managing General Partner.

18.                                                                               NO SINKING FUND

Series 2 Units are not subject to the operation of a sinking fund.

19.                                                                               PREEMPTION

Holders of Series 2 Units shall not have any rights of preemption with regard to any Partnership Interests.

SCHEDULE A
EXCHANGE NOTICE

To:                             Brookfield Property L.P. (the “Partnership”)

This notice is given pursuant to Section 7.1 of Part III of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”) and all capitalized terms used in this notice but not herein defined have the meanings ascribed to them in the Unit Provisions.

The undersigned hereby notifies the Partnership that, the undersigned irrevocably elects to exchange:

☐                                    all Series 2 Unit(s) represented by the certificate or book-entry share attached to this Exchange Notice; or

☐                                              of the Series 2 Units(s) represented by the certificate or book-entry share attached to this Exchange Notice,

for BPY Units in the manner specified in, and in accordance with, Section 7 of the Unit Provisions.

In accordance with Section 7 of the Unit Provisions, the undersigned herewith surrenders the certificate or book-entry share attached to this Exchange Notice and directs that the BPY Units issuable and deliverable upon the exchange be issued to the Person indicated below. (If BPY Units are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned.)

Certificates representing the BPY Units will be available, on and after the Exchange Date, to be picked up at [address to be inserted].

The undersigned hereby acknowledges that the undersigned is aware that the BPY Units received upon exchange may be subject to restrictions on resale under applicable securities law.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐                                    (A) the undersigned holder at the time of exchange of the Series 2 Unit(s) (i) is not in the United States, (ii) is not exchanging the Series 2 Unit(s) for the account or benefit of a person in the United States, (iii) is not a U.S. person, (iv) did not execute or deliver this exchange notice in the United States and (v) delivery of the BPY Unit(s) to be exchanged for the Series 2 Unit(s) will not be made to an address in the United States; or

☐                                    (B) the undersigned holder is either (i) a holder in the United States, (ii) executing or delivering this exchange notice in the United States, (iii) a U.S. person, or (iv) requesting delivery of the BPY Unit(s) to be exchanged for the Series 2 Unit(s) in the United States, and the undersigned holder has delivered to Brookfield Property Partners L.P. (the “Company”) and the Company’s transfer agent, CST Trust Company, (a) a completed and executed U.S. Purchaser Certification in substantially the form attached to as Schedule B to Part III of Schedule A to the Limited Partnership Agreement or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Company to the effect that with respect to the BPY Unit(s) to be delivered upon exchange, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

It is understood that the Company and CST Trust Company may require evidence to verify the foregoing representations.

The undersigned hereby represents and warrants to the Partnership that the undersigned is the sole registered and beneficial owner of the Series 2 Unit(s) to be acquired by the Partnership, free and clear of all liens, claims, encumbrances, security interests and adverse claims or interests.

(Date)

(Signature of Registered Unitholder)

(Guarantee of Signature)

NOTE:          This panel must be completed and the certificate or book-entry share attached to this Exchange Notice, together with such additional documents as the Transfer Agent and the Partnership may require, must be deposited at [address to be inserted].

(Name of Person in Whose Name Securities and/or Cheque(s) Are to be Registered, Issued or Delivered (please print))

(Street Address or P.O. Box)

(City, Province/State, Country and Postal/Zip Code)

(Signature of Registered Unitholder)

Guarantor’s signature

NOTE:          If this Exchange Notice is for less than all of the Series 2 Unit(s) represented by this certificate or book-entry share, a certificate representing the balance of the Series 2 Units will be issued and registered in the name of the unitholder as it appears on the register of the Partnership.

SCHEDULE B
U.S. PURCHASER CERTIFICATION

TO:                           Brookfield Property Partners L.P. (the “Company”)
Brookfield Property L.P. (the “Partnership”)

AND TO:                                             CST Trust Company as Transfer Agent

We are delivering this letter in connection with the exchange of Series 2 Units of the Partnership for BPY Units of the Company pursuant to Section 7.1 of Part III of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”). All capitalized terms used herein but not herein defined have the meanings ascribed to them in the Unit Provisions.

We hereby confirm that

(a)                                 we are an “accredited person” defined under Rule 501(a) of the U.S. Securities Act;

(b)                                 we are acquiring the BPY Units for our own account;

(c)                                  we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of acquiring the BPY Units;

(d)                                 we are not acquiring the BPY Units with a view to distribution thereof or with any present intention of offering or selling any of the BPY Units, except (A) to the Company, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144, if available, and in accordance with any applicable U.S. state securities or “blue sky” laws;

(e)                                  we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to exchange the Series 2 Units for BPY Units; and

(f)                                   we acknowledge that we are not acquiring the BPY Units as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

We understand that the BPY Units are being offered in a transaction not involving any public offering within the United States within the meaning of the U.S. Securities Act and have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States. We further understand that any BPY Units acquired by us will bear a legend reflecting the fact that we will not offer, sell or otherwise transfer any of the BPY Units, directly or indirectly, unless the sale is (A) to the Company; (B) made outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, (C) in accordance with Rule 144 under the U.S. Securities Act, if available, and in compliance with any applicable U.S. state securities laws, (D) in another transaction that does not require registration under the U.S. Securities Act, and, in each case, in accordance with applicable U.S. state securities laws; provided that, in the case of transfers pursuant to (C) or (D) above, a legal opinion in form and substance reasonably satisfactory to the Company must first be provided that the sale of such securities is not required to be registered under the U.S. Securities Act.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

DATED this        day of               , 20    .

(NAME OF U.S. PURCHASER)

By:
Name:
Title:

SCHEDULE C
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:                           Brookfield Property Partners L.P. (the “Company”)

AND TO:                                             CST Trust Company, as Transfer Agent

The undersigned (a) acknowledges that the sale of the securities of Brookfield Property Partners L.P. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an affiliate (as that term is defined in Rule 405 under the U.S. Securities Act) of the Company, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another designated offshore securities market (as that term is defined in Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

By:		Dated:

Signature

Name (please print)

PART IV
CLASS A PREFERRED UNITS - SERIES 3

1.                                                                                      DESIGNATION

The third series of Class A Preferred Units shall consist of 24,000,000 preferred limited partnership interests which shall be designated as Class A Preferred Units, Series 3 (hereinafter referred to as the “Series 3 Units”) and shall have attached thereto the rights, privileges, restrictions and conditions set out herein.

2.                                                                                      DEFINITIONS

The following definitions shall be for the purpose of Part IV of this Schedule A:

2.1                                                                               “Base Distribution” has the meaning ascribed thereto in Section 4.1.1.

2.2                                                                               “Capital Reorganization” has the meaning ascribed thereto in Section 9.1.5.

2.3                                                                               “Change in Tax Law” means a change in U.S. tax Law or administrative practice (including the issuance of Treasury Regulations in temporary or final form, revenue rulings, notices, and announcements, but in the case of a notice or announcement, only to the extent such notice or announcement indicates an intention to issue Treasury Regulations or a revenue ruling that would result in a change in Law, but excluding any private letter rulings, technical advice memoranda or other non-precedential or non-binding authorities) or a judicial decision.

2.4                                                                               “Closing Price” means the closing sale price or, if no closing sale price is reported, the last reported sale price of the BPY Units on the Securities Exchange on the date of determination, or, if the BPY Units are not then listed on a Securities Exchange, the Closing Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.5                                                                               “Current Market Price” means:

2.5.1                                                                     the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination; or

2.5.2                                                                     if the BPY Units are not then listed on a Securities Exchange, the Current Market Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.6                                                                               “Distribution Payment Dates” has the meaning ascribed thereto in Section 4.1.1.

2.7                                                                               “Equity Securities” means securities carrying the right to participate in earnings to an unlimited degree.

2.8                                                                               “Excess Distribution” means the amount, if any, by which (x) the greater of (i) the aggregate distributions (including any ordinary and extraordinary distributions) declared in any Quarter on the Exchange Number of BPY Units and (ii) the aggregate distributions (including any ordinary and extraordinary distributions) paid in any Quarter on the Exchange Number of Redemption-Exchange Units divided by the Exchange Ratio, exceeds (y) the Base Distribution in such Quarter with respect to one Series 3 Unit; provided that the Base Distribution for the period from the Issue Date to December 31, 2014 shall be deemed to be, for the purposes of calculating the Excess Distribution only, $0.42188 per Series 3 Unit.

2.9                                                                               “Excess Distribution Payment” has the meaning ascribed thereto in Section 4.1.2.

2.10                                                                        “Exchange Consideration” has the meaning ascribed thereto in Section 7.2.1.

2.11                                                                        “Exchange Date” has the meaning ascribed thereto in Section 7.2.1.

2.12                                                                        “Exchange Notice” has the meaning ascribed thereto in Section 7.1.

2.13                                                                        “Exchange Number” means 0.97276, subject to adjustment from time to time in accordance with Section 9.

2.14                                                                        “Exchange Preferred Units” has the meaning ascribed thereto in Section 7.1.

2.15                                                                        “Exchange Price” means, for each Series 3 Unit, an amount equal to the Issue Price divided by the Exchange Number, which on the Issue Date is $25.70.

2.16                                                                        “Fair Market Value” means, as at any date:

2.16.1                                                              for a BPY Unit, the Current Market Price; or

2.16.2                                                              for a security listed and posted on a stock exchange (other than a BPY Unit), the volume-weighted average trading price during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination, according to the official price quotations of the stock exchange, provided that, for a security listed and posted on more than one stock exchange, the price quotations used shall be those of the stock exchange on which the greatest volume of trading in the security occurs as determined by the Managing General Partner; or

2.16.3                                                              for any other security or property that is not cash, the fair market value thereof at such date as, determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate; or

2.16.4                                                              for any property that is cash, the amount thereof.

each such determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.17                                                                        “Freely Tradable” means, in respect of shares of capital of any class of any corporation or limited partnership units of any class of any limited partnership, shares or limited partnership units, as the case may be, which can be traded by the holder thereof without any restriction other than pursuant to applicable securities laws.

2.18                                                                        “Initial Holder” means the holder to which all of the Series 3 Units are initially issued on the Issue Date and any Affiliate of such holder who holds Series 3 Units from time to time.

2.19                                                                        “Initial Redemption Date” means December 31, 2018.

2.20                                                                        “Issue Date” has the meaning ascribed thereto in Section 3.1.

2.21                                                                        “Issue Price” means $25.00.

2.22                                                                        “Maturity Date” has the meaning ascribed thereto in Section 5.3.

2.23                                                                        “NYSE” has the meaning ascribed thereto in Section 2.35.

2.24                                                                        “Ordinary BPY Distribution” means a regularly scheduled quarterly distribution, declared and paid on the BPY Units that is not a “special” or “extraordinary” distribution or exceeds a level which is reasonably expected to continue in subsequent Quarters.

2.25                                                                        “Post-Distribution Price” has the meaning ascribed thereto in Section 9.1.3.

2.26                                                                        “Preferred Call Notice” has the meaning ascribed thereto in Section 8.2.1.

2.27                                                                        “Preferred Call Right” has the meaning ascribed thereto in Section 8.1.

2.28                                                                        “Redemption Consideration” has the meaning ascribed thereto in Section 5.1.

2.29                                                                        “Redemption Date” has the meaning ascribed thereto in Section 5.4.1.

2.30                                                                        “Redemption Notice” has the meaning ascribed thereto in Section 5.1.

2.31                                                                        “Redemption Price” means for each Series 3 Unit, an amount equal to the aggregate of:

2.31.1                                                              $25.00 per Series 3 Unit; plus

2.31.2                                                              an amount equal to the full amount of all distributions accrued (whether or not declared) and unpaid on such Series 3 Unit up to (but excluding) the date of payment.

2.32                                                                        “Regulation D” means Regulation D as promulgated by the SEC under the U.S. Securities Act.

2.33                                                                        “Regulation S” means Regulation S as promulgated by the SEC under the U.S. Securities Act.

2.34                                                                        “Reorganization Event” has the meaning ascribed thereto in Section 9.2.1.

2.35                                                                        “Right to Exchange” has the meaning ascribed thereto in Section 7.1.

2.36                                                                        “Right to Redeem” has the meaning ascribed thereto in Section 5.1.

2.37                                                                        “SEC” means the United States Securities and Exchange Commission.

2.38                                                                        “Section 9.1.1 Transaction” has the meaning ascribed thereto in Section 9.1.1.

2.39                                                                        “Securities Exchange” means the New York Stock Exchange (“NYSE”) or, if the BPY Units are not then listed on the NYSE, the stock exchange that the BPY Units are then listed on, provided that, if the BPY Units are listed on more than one stock exchange (neither of which are the NYSE), the “Securities Exchange” shall be the stock exchange on which the greatest volume of trading in the BPY Units occurs.

2.40                                                                        “Series 3 Units” has the meaning ascribed thereto in Section 1.

2.41                                                                        “Specified Fraction” has the meaning ascribed thereto in Section 4.1.3.

2.42                                                                        “Substantial Issuer Bid” has the meaning ascribed thereto in Section 9.1.4.

2.43                                                                        “Transaction Value” has the meaning ascribed thereto in Section 9.2.1.

2.44                                                                        “Transfer Agent” means the Partnership or any transfer agent appointed from time to time to act as registrar and transfer agent for the Series 3 Units.

2.45                                                                        “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

2.46                                                                        “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

2.47                                                                        “U.S. Legend” has the meaning ascribed thereto in Section 16.1.

2.48                                                                        “U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act.

2.49                                                                        “U.S. Purchaser Certification” means the U.S. Purchaser Certification in substantially the form of Schedule B to this Part IV.

2.50                                                                        “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.51                                                                        “Valuation Period” has the meaning ascribed thereto in Section 9.1.3.

Unless otherwise stated, all references in Part IV of this Schedule A to Sections or subsections refer to Sections or subsections of Part IV of Schedule A.

3.                                                                                      ISSUE DATE AND CONSIDERATION FOR ISSUE

3.1                                                                               The Series 3 Units shall be dated as of December 3, 2014 (the “Issue Date”); provided however, that distributions on the Series 3 Units shall only accrue from and after January 1, 2015.

3.2                                                                               The consideration for the issue of each Series 3 Unit shall be $25.00.

4.                                                                                      DISTRIBUTIONS

4.1                                                                               Payment of Distributions

4.1.1                                                                     The holders of the Series 3 Units shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a fixed cumulative preferential cash distribution equal to $1.6875 per Series 3 Unit per annum (the “Base Distribution”) less any tax required to be deducted and withheld, payable in lawful money of the United States in equal quarterly amounts on the last day of each of the months of March, June, September and December in each year (the “Distribution Payment Dates”) up to but excluding the applicable Maturity Date.  The record date for the payment of the Base Distribution will be the first day of the calendar month during which a Distribution Payment Date falls or such other record date, if any, as may be fixed by the Managing General Partner that is not more than 30 nor less than 10 days prior to such Distribution Payment Date. Any such day will be the record date whether or not such day is a Business Day.

4.1.2                                                                     Subject to Section 4.1.3, if in any Quarter the Excess Distribution is a positive number, the holders of Series 3 Units shall be entitled to receive on the Distribution Payment Date for that Quarter, and the Partnership shall pay thereon, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a further cumulative preferential cash distribution in an amount per Series 3 Unit equal to the Excess Distribution (the “Excess Distribution Payment”) less any tax required to be deducted and withheld. For example, if, in a particular Quarter and assuming no anti-dilution adjustments have occurred, BPY declared a distribution of $0.50 per Unit on the BPY Units, then a holder of Series 3 Units would receive an additional $0.064505 being: ($0.50 multiplied by the Exchange Number

(0.97276)) less the quarterly Base Distribution ($1.6875/4) for each Series 3 Unit held.

4.1.3                                                                     Subject to Section 4.1.1, for any period that is less than a full Quarter with respect to any Series 3 Unit (i) that is issued, redeemed, exchanged or purchased during such Quarter or (ii) in respect of which assets of the Partnership are distributed to the holders thereof pursuant to Section 14 during such Quarter, the Base Distribution shall be deemed to accrue on a daily basis and shall be equal to the amount calculated by multiplying the amount that would otherwise be payable for a full Quarter by the Specified Fraction.  “Specified Fraction” means a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period) during which the Series 3 Unit is in issue and the denominator is the number of days in such Quarter (including the day at the beginning thereof and excluding the Distribution Payment Date at the end thereof).

4.1.4                                                                     The first Distribution Payment Date will be March 31, 2015, and the amount payable on such date will be $0.390625 per Series 3 Unit, being the Base Distribution for the period from January 1, 2015 to March 31, 2015. No Base Distribution shall accrue during the period from the Issue Date to December 31, 2014.

4.1.5                                                                     For so long as Series 3 Units remain issued and outstanding, if the distributions are not paid in full (or declared and a sum sufficient for the full payment is not so set apart) on any Distribution Payment Date on the Series 3 Units and any Parity Securities, distributions declared on the Series 3 Units and such Parity Securities shall only be declared pro rata based upon the respective amounts that would have been paid on the Series 3 Units and such Parity Securities had dividends been declared and paid in full.

4.1.6                                                                     The holders of the Series 3 Units shall not be entitled to any distributions other than or in excess of the Base Distribution and the Excess Distribution Payment. For greater certainty, nothing in this Section 4.1.6 shall prevent holders of Series 3 Units from participating in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4, solely at the discretion of the Partnership and subject to TSX approval, as if they had exchanged their Series 3 Units immediately prior to the effective date or record date of the event.

4.2                                                                               Cumulative Payment of Distributions

If on any Distribution Payment Date, the Base Distribution or the Excess Distribution Payment accrued to such date is not paid in full on all of the Series 3 Units then Outstanding, such distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner.

4.3                                                                               Method of Payment

All Base Distributions and Excess Distribution Payments shall be paid by the Partnership directly or through the Transfer Agent or through any other Person or agent to the holders of Series 3 Units according to their holdings as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of assignment or otherwise.

5.                                                                                      REDEMPTION

5.1                                                                               Optional Redemption

Subject to the right of the holders of the Series 3 Units to require the Partnership to exchange any or all of the Series 3 Units in accordance with Section 7 and subject to Section 7.3, the Partnership may, upon giving notice in writing as hereinafter provided (the “Redemption Notice”) at its option at any time commencing on the Initial Redemption Date and prior to the Maturity Date provided that the Current Market Price determined on the Business Day preceding the date on which the Redemption Notice is given is not less than 135% of the Exchange Price, redeem all, or from time to time any part, of the then Outstanding Series 3 Units

(the “Right to Redeem”) by payment to the holders of such Series 3 Units an amount for each Series 3 Unit so redeemed equal to the Redemption Price (less any tax required to be deducted and withheld). Payment of the Redemption Price will be satisfied in full by the Partnership causing to be delivered, for each Series 3 Unit being redeemed, (x) such number of Freely Tradable BPY Units obtained by dividing the Issue Price by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Series 3 Unit (together, the “Redemption Consideration”; provided that for purposes of Section 5.3 the Current Market Price will be determined on the Business Day preceding the Maturity Date). Notwithstanding anything contained herein to the contrary, the Partnership shall not redeem any of the Series 3 Units under this Section 5.1 at any time that the BPY Units are not listed on the NYSE, TSX or other national securities exchange in the United States or Canada.

5.2                                                                               Partial Redemption

In case only a part of the Series 3 Units is to be redeemed at any time, the Series 3 Units to be redeemed shall be selected pro rata from the holders of the Series 3 Units in proportion to the number of Series 3 Units held by such holders, by lot or some other method as the Managing General Partner in its sole discretion determines to be fair and equitable.

5.3                                                                               Mandatory Redemption

Subject to 7.3, on December 31, 2026 (the “Maturity Date”), if such Series 3 Units have not been exchanged, redeemed or purchased by the Partnership, the Partnership shall redeem the then Outstanding Series 3 Units by payment to each applicable holder of the Series 3 Units, of the Redemption Price (less any tax required to be deducted and withheld) in the form of the Redemption Consideration.

5.4                                                                               Method of Redemption

5.4.1                       The Partnership shall, at least 30 days and not more than 60 days before the Maturity Date or any other date fixed for redemption (the “Redemption Date”), send or cause to be sent to the holders of the Series 3 Units to be redeemed a Redemption Notice setting out: (i) that the Partnership’s Right to Redeem has been exercised or that the Maturity Date is up-coming; (ii) the number of the Series 3 Units held by the holder to whom it is addressed which are to be redeemed; (iii) the Redemption Price; (iv) the Redemption Date; (v) the formula for determining the Redemption Price; (vi) that upon presentation and surrender of the certificates or book-entry shares for the Series 3 Units to be redeemed, the holders of such Series 3 Units will obtain payment as specified in Section 5 in respect of the Series 3 Units being redeemed, specifying where the payment (in the form of the Redemption Consideration) will be available for pick up, and that, if requested in writing by a holder of Series 3 Units and provided that commercial courier service is available in respect of the relevant destination, such payment will be delivered to such holders by courier at the holder’s expense; and (vii) any other matters the Partnership may deem appropriate.

5.4.2                       On the Redemption Date, subject to Section 7.3, the Partnership shall make available or, if requested by the holder, cause to be delivered to each holder of Series 3 Units to be redeemed the Redemption Price (in the form of the Redemption Consideration) upon presentation and surrender of the certificate or certificates or book-entry share or shares for such Series 3 Units at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership in the Redemption Notice, together with such other documents and instruments as may be required to effect a transfer of Series 3 Units under the Limited Partnership Act and the Agreement. The Partnership will: (i) make the aggregate Redemption Price for Series 3 Units held by a holder available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified by the Partnership in the Redemption Notice, on the Redemption Date; or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the aggregate Redemption Price payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable on or after the Redemption Date or such later date as the holder may request. On and after the Redemption Date, the holders of the Series 3 Units called for redemption will cease to be holders of the Preferred Units to be redeemed and will not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, and will not be entitled to receive any distributions in respect thereon (including to avoid double payment distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 3 Units on a record date for the payment of a distribution), unless payment of the aggregate Redemption Price deliverable to a holder for Series 3 Units is not be made upon presentation and surrender of the holder’s Series 3 Units in accordance with the foregoing provisions, in which case the rights of the holder will remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided. In the case of a redemption pursuant to Section 5.1, if only a part of the Series 3 Units represented by any certificate or book-entry share is redeemed, a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 3 Units at the expense of the Partnership.

5.4.3                       No fractional BPY Units shall be delivered in connection with the delivery of the Redemption Consideration on the Redemption Date in accordance with this Section 5, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, if the redemption is pursuant to Section 5.1 or the Business Day preceding the Maturity Date, if the redemption is pursuant to Section 5.3).

5.4.4                       The Partnership will have the right at any time after the sending of the Redemption Notice to deposit or cause to be deposited any cash portion of the Redemption Consideration in a custodial account with any chartered bank or trust company in Canada named in the Redemption Notice and any interest allowed on such deposit will belong to the Partnership. Provided that the cash portion of the Redemption Consideration has been so deposited prior to the Redemption Date and that the remaining portion of the total Redemption Consideration has otherwise been paid in accordance with Section 5.4.2, on and after the Redemption Date, the Series 3 Units will be redeemed and the rights of the holders thereof after the Redemption Date will be limited to receiving their proportionate part of the total Redemption Price for such Series 3 Units so deposited, against presentation and surrender of the said certificates or book-entry shares held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Series 3 Units will thereafter be considered and deemed for all purposes to be holders of the BPY Units delivered to them.  Any funds so deposited which remain unclaimed on the date which is two years from the Redemption Date shall be forfeited to the Partnership and paid over to or as directed by the Partnership and the former holders of the Series 3 Units shall thereafter have no right to receive their respective entitlement to the Redemption Price.

6.                                                                                      PURCHASE FOR CANCELLATION

Subject to the provisions of Section 10, the Partnership may purchase for cancellation at any time all or from time to time the whole or any part of the Outstanding Series 3 Units. Series 3 Units so purchased shall be cancelled.

7.                                                                                      EXCHANGE OF SERIES 3 UNITS

7.1                                                                               Exchange at Option of Holder

Notwithstanding the delivery of a Redemption Notice and subject to applicable Laws, a holder of the Series 3 Units shall have the right (“Right to Exchange”), exercisable at any time and from time to time, to require the Partnership to exchange any or all of the Series 3 Units registered in the name of such holder for consideration per Series 3 Unit equal to the Exchange Number of Freely Tradable BPY Units plus all accrued (whether or not declared) and unpaid cash distributions on such Series 3 Units (less any tax required to be deducted and withheld), which will be satisfied by the Partnership causing to be delivered to such holder the Exchange Consideration on the Exchange Date. The holder must give notice of a requirement to exchange by presenting and surrendering at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Series 3 Units from time to time the certificate or certificates or book-entry share or shares representing the Series 3 Units that the holder desires to have the Partnership exchange, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, together with such other documents and instruments as may be required to effect a transfer of Series 3 Units under the Limited Partnership Act, the Agreement, together with a duly executed statement (the “Exchange Notice”) in the form of Schedule A to this Part IV or in such other form as may be acceptable to the Partnership specifying that the holder desires to have all or any number specified therein of the Series 3 Units represented by such certificate or certificates or book-entry shares or shares (the “Exchange Preferred Units”) exchanged by the Partnership; provided that the Exchange Notice must be delivered prior to the close of business on the earlier of: (i) the Maturity Date; and (ii) the Business Day preceding any applicable Redemption Date.

7.2                                                                               Method of Exchange

7.2.1                       In the case of an exchange of Series 3 Units under this Section 7, upon receipt by the Partnership or the Transfer Agent in the manner specified in Section 7.1 of a certificate or book-entry share representing the number of Series 3 Units which the holder desires to have the Partnership exchange, together with an Exchange Notice, the Partnership will exchange the Exchange Preferred Units effective at the close of business on the fifth Business Day following the date of the Exchange Notice (the “Exchange Date”). Payment for the Exchange Preferred Shares will be satisfied in full by the delivery of, for each Exchange Preferred Unit, (x) the Exchange Number of Freely Tradable BPY Units, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Exchange Preferred Unit (together, the “Exchange Consideration”).  The Partnership shall satisfy its obligation to deliver the Exchange Consideration by, on the Exchange Date, (i) making the aggregate Exchange Consideration available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Maturity Notice, Redemption Notice or Exchange Notice, as applicable; or (ii) at the written request of such holder pursuant to the Exchange Notice and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, delivering or causing to be delivered the Exchange Consideration to the relevant holder at the address specified in the holder’s Exchange Notice. If only a part of the Series 3 Units represented by any certificate or book-entry share is exchanged a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 3 Units at the expense of the Partnership.

7.2.2                       On and after the close of business on the Exchange Date, the holder of the Exchange Preferred Units will cease to be a holder of such Exchange Preferred Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Exchange Consideration, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Exchange Preferred Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 3 Units in accordance with the foregoing provisions, payment of the aggregate Exchange Consideration to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Exchange Consideration has been delivered in the manner hereinbefore provided. On and after the close of business on the

Exchange Date, provided that presentation and surrender of the holder’s Series 3 Units and payment of such aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Exchange Preferred Units so exchanged by the Partnership will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder.

7.2.3                       Notwithstanding any other provision of this Section 7 if:

(i)                                     the exercise of the rights of the holders of the Series 3 Units to require the Partnership to exchange any Series 3 Units pursuant to this Section 7 on any Exchange Date would require listing approval or any similar document to be issued in order to obtain the approval of the TSX and/or the NYSE to the listing and trading (subject to official notice of issuance) of the BPY Units that would be required to be delivered to such holders of Series 3 in connection with the exercise of such rights; and

(ii)                                  as a result of (i) above, it would not be practicable (notwithstanding the reasonable endeavours of BPY) to obtain such approvals in time to enable all or any of such Units to be admitted to listing and trading by the TSX and/or the NYSE (subject to official notice of issuance) when so delivered, the Exchange Date will, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Exchange Notice, be deemed for all purposes to be the earlier of (i) the second Business Day immediately following the date the approvals referred to in Section 7.2.3(i) are obtained, and (ii) the date which is 30 Business Days after the date on which the relevant Exchange Notice is received by the Partnership, and references in this Section 7 to such Exchange Date will be construed accordingly.

7.2.4                       No fractional BPY Units shall be delivered in connection with the delivery of the Exchange Consideration on the Exchange Date in accordance with this Section 7, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Exchange Date).

7.3                                                                               Automatic Exchange

If on the Business Day preceding any Redemption Date the value of the Exchange Number of BPY Units to be received by a holder of the Series 3 Units upon exercise of the Right to Exchange for one Series 3 Unit (which value shall be determined using the Current Market Price determined on the Business Day preceding the Redemption Date) exceeds the Issue Price, the holder shall be deemed to have exercised the Right to Exchange with respect to all of such holder’s Series 3 Units to be redeemed on the Redemption Date, unless the holder provides written notice to the Partnership prior to such Business Day specifying that the Series 3 Units are not to be so exchanged.

8.                                                                                      PREFERRED CALL RIGHT

8.1                                                                               Preferred Call Right

At any time the Partnership is required to make available or deliver BPY Units to the holder of Series 3 Units, BPY shall have the right (the “Preferred Call Right”) to acquire all (but not less than all) the Series 3 Units (and all rights in respect thereof, including rights to declared but unpaid distributions) to be redeemed, pursuant to Section 5, or exchanged, pursuant to Section 7, in consideration for the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable.

8.2                                                                               Exchange of Series 3 Units for BPY Units

8.2.1                       The Partnership shall notify BPY of each Redemption Date and Exchange Date, at least four Business Days prior to such date. At any time within two Business Days from the date of BPY’s receipt of such notice, BPY may elect to exercise the Preferred Call Right and shall give written notice to the Partnership and to the holder of the Series 3 Units of such election (the “Preferred Call Notice”).  The Preferred Call Notice shall contain all relevant information, and shall be presented together with all related certificates, book-entry shares and documents that the Partnership may reasonably require or as may be required by applicable Law to effect the Preferred Call Right.

8.2.2                       If BPY exercises its Preferred Call Right, on the Redemption Date or Exchange Date, as applicable, the holder will deliver to BPY the certificate or certificates or book-entry share or shares representing the Series 3 Units being sold pursuant to the Preferred Call Right on such date, together with such other documents and instruments as may be required to effect a transfer of Series 3 Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent, the Partnership and BPY may reasonably require.  Concurrently with such delivery, BPY shall (i) make the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable, available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Redemption Notice or Exchange Notice, as applicable, or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the consideration payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable after the Redemption Date or Exchange Date, as applicable, or such later date as the holder may request.  The BPY Units issued to the holder of the Series 3 Units shall be duly issued, fully paid and non-assessable, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.  Other than as specifically contemplated in the Agreement, the BPY Units issued to any holder of Series 3 Units pursuant to Section 8.2.1 will be issued in accordance with the BPY Partnership Agreement.

8.2.3                       On and after the close of business on the Redemption Date or Exchange Date, as applicable, the holder of the Series 3 Units acquired by BPY will cease to be a holder of such Series 3 Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Redemption Consideration or Exchange Consideration, as applicable, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 3 Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 3 Units in accordance with the foregoing provisions, payment of the aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, has been delivered in the manner hereinbefore provided. On and after the close of business on the Redemption Date or Exchange Date, as applicable, provided that presentation and surrender of the holder’s Series 3 Units and payment of such aggregate Redemption Consideration or aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Series 3 Units acquired by BPY will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder, and BPY shall thereafter be considered and deemed for all purposes to be a holder of the Series 3 Units and shall receive the full amount of any distributions declared but unpaid as of such date.

8.2.4                                                                     The Managing General Partner and the Partnership shall take all steps necessary under this Agreement to effect the transfer of such Series 3 Units, including the registration of such transfer in the Partnership’s register of Limited Partners and by issuing such Series 3 Units in the name of BPY representing the Series 3 Units transferred to BPY in accordance with this Section 8.2, without expense to BPY.

8.2.5                                                                     If only a part of the Series 3 Units represented by any certificate or book-entry share is purchased by BPY pursuant to its Preferred Call Right a new certificate  will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 3 Units at the expense of the Partnership.

8.2.6                                                                     No fractional BPY Units shall be delivered in connection with the exercise of the Preferred Call Right, but in lieu thereof, BPY shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Redemption Date or Exchange Date, as applicable).

8.3                                                                               Exchange of Series 3 Units for Managing General Partner Units

Immediately following BPY’s purchase of Series 3 Units, BPY shall exchange such Series 3 Units for (i) that number of Managing General Partner Units equal to the number of BPY Units included in the Redemption Consideration or the Exchange Consideration, as applicable, and (ii) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions on such Series 3 Units, less any tax required to be deducted and withheld. In addition to any other Units previously held by BPY, BPY will be considered and deemed for all purposes to be the holder of the number of Managing General Partner Units equal to the number of Series 3 Units exchanged pursuant to the Preferred Call Right.

8.4                                                                               Delegation of Rights and Obligations

BPY may designate another member of the BPY Group to exercise its rights (to deliver the Exchange Consideration or the Redemption Consideration, as applicable) in this Section 8.

9.                                                                                      ADJUSTMENTS

9.1                                                                               Adjustment upon Consolidation, Subdivision, Distributions or Repurchases

9.1.1                                                                     If BPY shall, after the Issue Date (i) fix a record date for the payment of a stock distribution or the making of a distribution with respect to BPY Units in BPY Units to all or substantially all of the holders of the BPY Units, (ii) subdivide or redivide the BPY Units into a greater number of units, or

(iii) reduce, combine or consolidate the BPY Units into a smaller number of units (any of such events in clauses (i), (ii) and (iii) being herein called a “Section 9.1.1 Transaction”), then, in any such event, the Exchange Number shall be adjusted, effective immediately after the record date in the case of clause (i) or the effective date in the case of clauses (ii) and (iii), so that each holder of the Series 3 Units shall thereafter be entitled to receive upon exchange of Series 3 Units pursuant to the Right to Exchange, the number of the Freely Tradable BPY Units which such holder would have owned or been entitled to receive immediately following any Section 9.1.1 Transaction had such Series 3 Units been exchanged immediately prior to the record date in the case of clause (i) or the effective date in the case of clauses (ii) or (iii), such adjustment to be made such that the applicable number will equal the number determined by multiplying the Exchange Number in effect immediately prior to the record date or the effective date, as the case may be, by a fraction, the numerator of which shall be the number of BPY Units outstanding immediately after giving effect to, and solely as a result of, such Section 9.1.1 Transaction and the denominator of which shall be the number of BPY Units outstanding immediately prior to the effectiveness of the Section 9.1.1 Transaction.

9.1.2                                                                     If BPY shall, after the Issue Date, fix a record date for the issue of options, rights or warrants to all or substantially all of the holders of the BPY Units entitling them for a period up to 45 days from the date of issuance of such options, rights or warrants to subscribe for or purchase BPY Units or securities convertible or exchangeable into BPY Units at a price per unit (or having a conversion or exchange price per unit) less than the Current Market Price on the earlier of such record date and the date on which BPY publicly announces its intention to make such issuance, then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units offered for subscription or purchase pursuant to such options, rights or warrants and the denominator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units which the aggregate offering price of the total number of BPY Units so offered for subscription or purchase pursuant to such options, rights or warrants would purchase at such Current Market Price, which shall be determined by multiplying such total number of units by the exercise price of such options, rights or warrants and dividing the product so obtained by such Current Market Price. To the extent that such options, rights or warrants expire without being exercised (or such convertible or exchangeable securities expire without being converted or exchanged), the Exchange Number shall be readjusted to the number which would then be in effect had such adjustments for the issuance of such options, rights or warrants been made upon the basis of only the number of BPY Units actually delivered.

9.1.3                                                                     If BPY shall, after the Issue Date, fix a record date for the making of a distribution to all or substantially all of the holders of the BPY Units of (i) Partnership Interests other than the BPY Units; (ii) rights, options or warrants to subscribe for or purchase any of its securities (other than those referred to in Section 9.1.2); or (iii) cash, evidence of indebtedness, securities, non-cash dividends not otherwise made the subject of adjustments pursuant to this Section 9 or other property or assets (other than cash distributions that constitute Ordinary BPY Distributions, distributions paid in lieu of Ordinary BPY Distributions or that portion of cash distributions to holders of BPY Units resulting in holders of the Series 3 Units receiving an Excess Distribution Payment), then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the Current Market Price as at the earlier of such record date and the date on which

BPY publicly announces its intention to make such distribution and the denominator of which shall be such Current Market Price less the Fair Market Value, as of such record date of the portion of the shares, cash, evidence of indebtedness, securities or other property or assets so distributed or of such rights, options or warrants which are applicable to one BPY Unit.

If the transaction that gives rise to an adjustment pursuant to this Section 9.1.3 is one pursuant to which the distribution or the making of a distribution with respect to the BPY Units consists of units, shares or other similar equity interests in, a Subsidiary or other business unit of BPY (e.g. a spin-off) or consists of any other securities, that are, or when issued, will be, traded on a securities exchange or quoted on a quotation facility in Canada, the United States or elsewhere, then, in any such event, the Exchange Number shall be adjusted, effective immediately after such record date, so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the volume-weighted average trading price of the shares, similar equity interests or other securities distributed to holders of BPY Units applicable to one BPY Unit over each of the 20 consecutive trading days commencing on and including the trading day after the date on which “ex-distribution trading” commences for such units, shares, similar equity interests or other securities on the principal exchange or other market on which they are listed, quoted or traded (the “Valuation Period”) plus the volume-weighted average trading price of the BPY Units over the Valuation Period (the “Post-Distribution Price”), and the denominator of which shall be the Post-Distribution Price.

To the extent that such distribution is not so made or to the extent that any such rights, options or warrants so distributed expire without being exercised, the Exchange Number shall be readjusted to the number which would then be in effect if such record date had not been fixed or to the number which would then be in effect based upon such shares, cash, evidence of indebtedness, securities or other property or assets actually distributed or based upon the number of securities actually delivered upon the exercise of such rights, options or warrants, as the case may be.

9.1.4                                                                     If BPY or any of its Subsidiaries shall, after the Issue Date, successfully complete a tender or exchange offer or substantial issuer bid (collectively, “Substantial Issuer Bid”) for the BPY Units where the cash and the value of any other consideration included in the payment per BPY Unit exceeds the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the ten trading day period following the expiration of the Substantial Issuer Bid, then the Exchange Number shall be adjusted effective immediately after the expiration of the Substantial Issuer Bid so that it will equal the number determined by multiplying the Exchange Number in effect immediately prior to the expiration of the Substantial Issuer Bid by a fraction, the numerator of which shall be the aggregate Fair Market Value payable in the Substantial Issuer Bid, plus the product of the volume-weighted average trading price of the BPY Units over each of the 20 consecutive trading days commencing on and including the fifth trading day after the expiration of the Substantial Issuer Bid by the number of BPY Units outstanding immediately after the expiration of the Substantial Issuer Bid (after giving effect to the purchase of all BPY Units accepted for purchase or exchange in the Substantial Issuer Bid), and the denominator of which shall be the Closing Price on the trading day immediately succeeding the expiration of the Substantial Issuer Bid multiplied by the number of BPY Units outstanding immediately prior to the expiration of the Substantial Issuer Bid, including any BPY Units purchased.  In the event that BPY, or one of its Subsidiaries, is obligated to purchase BPY Units pursuant to any such Substantial Issuer Bid, but BPY, or such Subsidiary, is permanently prevented by applicable Law from effecting any such purchases, or all such purchases are rescinded, then the Exchange Number shall be readjusted to be such Exchange Number that would then be in effect if such Substantial Issuer Bid had not been made.

9.1.5                                                                     If there is any reclassification of the BPY Units at any time outstanding or any change of the BPY Units, in either case, solely into other Equity Securities of BPY or a successor to BPY (including as a result of an amalgamation, arrangement, merger or similar transaction) (any such reclassification or change being called a “Capital Reorganization”), then each holder of a Series 3 Unit in respect of which the Right to Exchange or Right to Redeem is exercised or in respect of which payment is due on the Maturity Date, in any case following the effective date of such Capital Reorganization, will be entitled to receive, and shall accept, in lieu of the BPY Units to which such holder was theretofore entitled upon such exercise, the kind of Freely Tradable Equity Securities which such holder would have been entitled to receive immediately following such Capital Reorganization had such holder been the registered holder of the BPY Units to which such holder was entitled immediately prior to such Capital Reorganization. For the purpose of determining the number of such Equity Securities resulting from such Capital Reorganization to which each such holder is entitled, and must accept, and for all other purposes of Part IV of this Schedule A, each reference to BPY Units shall be deemed to be a reference to Equity Securities of the kind and number into which the BPY Units have been reclassified or changed resulting from such Capital Reorganization.

9.1.6                                                                     For purposes of this Section 9.1 all distributions of BPY Units (or securities convertible into or exchangeable for BPY Units), other securities, or other assets or property shall be deemed to occur at 5:00 p.m. (Toronto time) on the record date.

9.1.7                                                                     All adjustments to the Exchange Number shall be calculated to the nearest 1/10,000th of a BPY Unit (or if there is not a nearest 1/10,000th of a unit, to the next lower 1/10,000th of a unit).

9.1.8                                                                     No adjustment in the Exchange Number shall be made in respect of any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 if the holders of the Series 3 Units are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exchanged their Series 3 Units immediately prior to the effective date or record date of the event, as applicable, or, in the case of an event described in Section 9.1.3, to the extent that the holders of the Series 3 Units received an Excess Distribution Payment in respect of such event.  For greater certainty, the holders of the Series 3 Units shall be entitled to participate in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 as if they had exchanged their Series 3 Units immediately prior to the effective date or record date of the event solely at the discretion of the Partnership and subject to TSX approval, provided that if the holders of Series 3 Units do not participate in any such event, the Exchange Number shall be adjusted as set forth in in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4.

9.1.9                                                                     No adjustment in the Exchange Number shall be required: (i) upon the issuance of BPY Units, other securities, property or assets by way of distribution in lieu of an Ordinary BPY Distribution to all or substantially all of the holders of the BPY Units; (ii) upon the issuance of any BPY Units pursuant to any present or future customary plan providing for the reinvestment of distributions or interest payable on interests of BPY and the investment, at market prices, of additional optional amounts in the BPY Units under any such plan; (iii) upon the repurchase of BPY Units pursuant to a normal course issuer bid; (iv) upon the issuance of any BPY Units or options or rights to purchase those BPY Units pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by BPY or any of its Subsidiaries or other Affiliates; (v) upon the issuance of any BPY Units pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date; and (vi) upon the issuance of any BPY Units or any other security of BPY in connection with acquisitions of assets or securities of another person, including with respect to any consolidation, amalgamation, arrangement, merger or similar transaction.

9.1.10                                                              Notwithstanding any other provision herein, no adjustment shall be made in respect of an event otherwise requiring an adjustment under this Section 9.1 except to the extent such event is actually consummated.

9.1.11                                                              If any event occurs that would trigger an adjustment in the Exchange Number pursuant to this Section 9 under more than one subsection hereof, such event, to the extent taken into account in any adjustment, shall not result in any other adjustment hereunder.

9.1.12                                                              After adjustment in the Exchange Number pursuant to this Section 9, any subsequent event requiring an adjustment under this Section 9 shall cause an adjustment to such Exchange Number as so adjusted.

9.2                                                                               Adjustment upon Reorganization Event

9.2.1                                                                     In the event of (i) any consolidation, amalgamation, arrangement, merger or similar transaction of BPY, or of a successor to BPY, which does not result in holders of the BPY Units receiving solely Equity Securities of BPY or one or more successors to BPY, (ii) a take-over bid or similar transaction which results in not less than 90% of the outstanding BPY Units being owned by a single Person or group of Persons acting jointly or in concert, or (iii) any sale, lease or other disposition involving all or substantially all of the assets of BPY (any such event being herein referred to as a “Reorganization Event”), each Series 3 Unit Outstanding immediately prior to the Reorganization Event shall, without the consent of the holders of the Series 3 Units, remain outstanding, but the definition of “Exchange Consideration” will be adjusted to provide that each holder of the Series 3 Unit, upon exchange of the Series 3 Units pursuant to the Right to Exchange, will receive, with respect to each Series 3 Unit held, cash in an amount equal to the product of the Exchange Number and the Transaction Value. For this purpose, “Transaction Value” means (x) for any cash received in any such Reorganization Event, the amount of cash received per BPY Unit, (y) for any property other than cash or securities received in any such

Reorganization Event, an amount equal to the Fair Market Value of such property received per BPY Unit, and (z) for any securities received in any such Reorganization Event, an amount equal to the Fair Market Value of such securities received per BPY Unit, determined, in the case of each of clauses (y) and (z) as of the Exchange Date. Notwithstanding the foregoing, in lieu of delivering cash as provided above, the Partnership may at its option deliver an equivalent value of securities or other property received in such Reorganization Event, determined in accordance with clause (y) or (z) above, as applicable. The kind and amount of securities into which the Series 3 Units shall be so exchangeable at the election of the Partnership after a Reorganization Event shall be subject to adjustment as described in Section 9.1 mutatis mutandis following the date of completion of such Reorganization Event.

9.2.2                                                                     The foregoing adjustments will be made successively whenever any Reorganization Event may occur.

9.3                                                                               Notice of Adjustments and Certain Other Events

9.3.1                                                                     Whenever the Exchange Number is adjusted as herein provided, the Partnership shall, as soon as practicable, compute the new Exchange Number and give notice to the holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Number was calculated.

9.3.2                                                                     As soon as practicable after BPY publicly announces that any of the events which could result in an adjustment pursuant to Section 9.1 or 9.2 has occurred, or will occur, then the Partnership shall as soon as practicable deliver to the holders of the Series 3 Units a notice stating (x) the record date as of which the holders of the BPY Units to be entitled to such dividend, issue or distribution are to be determined, or (y) the date on which such Section 9.1.1 Transaction, Capital Reorganization, Reorganization Event, or other action is expected to become effective.

10.                                                                               CERTAIN RESTRICTIONS

So long as any of the Series 3 Units are outstanding, the Partnership shall not, without the approval of the holders of the Series 3 Units as a series, given as specified in Section 13:

(i)                                     declare, pay or set aside for payment any distributions in respect of the Junior Securities;

(ii)                                  call for redemption, redeem, purchase or otherwise pay off or retire for value any Junior Securities; or

(iii)                               make any payments pursuant to Section 5.2.4 of the Agreement;

provided that the restrictions set out in Sections 10(i), (ii) and (iii) will not apply if (x) all accrued and unpaid Base Distributions and Excess Distributions on the Outstanding Series 3 Units have been declared and paid or set aside for payment in full for all periods prior to the existing Quarter and (y) the regular record date for the existing Quarter has passed, the Base Distribution and any Excess Distributions on the Outstanding Series 3 Units have been declared in full for the existing Quarter; and provided, further, the restrictions set out in Section 10(ii) will not apply to the purchase of fractional interests in Junior Securities pursuant to the conversion or exchange provisions of such Junior Securities or the security being converted or exchanged.

11.                                                                               VOTING RIGHTS

Except as required by Law or as otherwise provided herein, the holders of the Series 3 Units shall not be entitled as such to receive notice of, to attend or to vote at any meetings of the Partnership or have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership.

12.                                                                               AMENDMENT WITH APPROVAL OF HOLDERS OF THE SERIES 3 UNITS

The rights, privileges, restrictions and conditions attached to the Series 3 Units may be added to, changed or removed but only with the approval of the holders of a majority of the Outstanding Series 3 Units, given as hereinafter specified.

13.                                                                               APPROVAL OF HOLDERS OF THE SERIES 3 UNITS

13.1                                                                        The approval of the holders of the Series 3 Units as a series in respect of any matter requiring the consent of the holders of the Series 3 Units as a series may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the holders of Series 3 Units as a series duly called and held for that purpose in accordance with Article 17 of the Agreement or given by resolution signed by holders of Series 3 Units as a series in accordance with Article 17 of the Agreement.

13.2                                                                        Each Series 3 Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Series 3 Units or by written consent.

14.                                                                               LIQUIDATION, DISSOLUTION OR WINDING-UP

14.1                                                                        In the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 13.2.2 of the Agreement, the holders of the Series 3 Units shall be entitled to receive, from the assets of the Partnership, a sum equal to the Issue Price for each Series 3 Unit held by them respectively, plus an amount equal to all distributions accrued (whether or not declared) and unpaid thereon up to (but excluding) the date of payment, less any tax required to be deducted and withheld, the whole before any distribution of any part of the assets of the Partnership among the holders of any

Junior Securities. After payment to the holders of the Series 3 Units of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Partnership. Notwithstanding anything contained herein to the contrary, the Partnership shall, to the extent practicable, provide 30 days’ prior written notice to allow any holders of the Series 3 Units to exercise such holders’ Right to Exchange prior to liquidation.

14.2                                                                        In the event the assets of the Partnership available for distribution to holders of Partnership Interests upon any dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, shall be insufficient to pay in full the amounts payable with respect to all of the Outstanding Series 3 Units and the corresponding amounts payable on any Parity Securities, the holders of the Series 3 Units and the holders of such Parity Securities shall share ratably in any distribution of assets of the Partnership in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

15.                                                                               TAX MATTERS

15.1                                                                        Guaranteed Payments

15.1.1                                                              Each of the Base Distribution and the Excess Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires treatment other than as a guaranteed payment for U.S. federal income tax purposes. The Managing General Partner shall notify the holders of the Series 3 Units of any such intention to change such treatment and shall cooperate in good faith with the holders of the Series 3 Units to resolve any disputes regarding such change in treatment.

15.1.2                                                              For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under Section 15.1.1 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

15.2                                                                        U.S. Withholding Tax

Notwithstanding anything to the contrary herein, the Partnership shall withhold no U.S. federal income tax (including under Chapter 3, Chapter 4 or Chapter 61 of the Code) nor any U.S. state or local tax in respect of any Base Distribution or Excess Distribution, whether paid or accrued, or any other distribution on Series 3 Units (including in redemption), except for tax required to be withheld as a result of (i) a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires such withholding or (ii) the failure of any holder of Series 3 Units to timely deliver to the Partnership a valid, properly executed IRS Form W-8BEN-E, IRS Form W-9, or such other form as may be required under applicable Law as a precondition to exemption or reduction from such withholding; provided, however, that the Managing General Partner shall have no liability to the Partnership or any holder of Series 3 Units for any failure to request or obtain such form from any holder of Series 3 Units or for withholding or failing to withhold in respect of any holder of Series 3 Units who has not furnished such form to the Managing General Partner. Notwithstanding the foregoing, in no event shall the Managing General Partner withhold pursuant to clause (ii) of this Section 15.2 any such amounts in respect of any Base Distribution or Excess Distribution to the Initial Holder, unless the Managing General Partner has given advance written notice (at least 10 days prior to withholding any amounts) to the Initial Holder that such certificate is required to be provided.

15.3                                                                        Classification of Series 3 Units as Equity

Each of the Managing General Partner, the Partnership, and the holders of the Series 3 Units shall treat the Series 3 Units as equity for all U.S. federal, state, and local income tax purposes, and neither the Managing General Partner, the Partnership, nor any holder of Series 3 Units shall take any position on any U.S. federal, state, or local income or franchise tax return that is inconsistent with such treatment, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires different reporting and treatment.

16.                                                                               LEGENDS AND CERTIFICATIONS

16.1                                                                        The Series 3 Units and BPY Units have not been, and will not be, registered under the U.S. Securities Act or applicable securities laws of any state of the United States. Each certificate representing BPY Units originally issued to, or for the account or benefit of, a U.S. Person or a person in the United States, and each certificate representing the BPY Units issued in exchange therefor or in substitution thereof, shall bear the following legend (the “U.S. Legend”) until such time as the U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF BROOKFIELD PROPERTY PARTNERS L.P. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY’S TRANSFER AGENT.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.  A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY’S TRANSFER AGENT AND THE COMPANY AND, IF SO REQUIRED BY THE COMPANY’S TRANSFER AGENT, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”,

provided that if BPY is a “foreign issuer” as defined in Regulation S under the U.S. Securities Act at the time such BPY Units are being sold, and such BPY Units are being sold outside of the United States in compliance with the requirements of Rule 904 of Regulation S, the U.S. Legend may be removed by providing a declaration to the transfer agent for the BPY Units in the form set out in Schedule C to this Part IV (or as BPY may reasonably prescribe from time to time) and, if requested by BPY, the Property Partnership, the Transfer Agent or the transfer agent for the BPY Units, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to such requesting party, as applicable, to the effect that such sale is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act; and provided, further, that, if any BPY Units are being sold otherwise than in accordance with Rule 904 of Regulation S under the U.S. Securities Act and other than to BPY, the legend may be removed by delivery to the transfer agent for the BPY Units and BPY of an opinion of counsel, of recognized standing reasonably satisfactory to the BPY and the transfer agent for the BPY Units, that such legend is no longer required under applicable requirements of the U.S. Securities Act or any applicable state securities laws.

The transfer agent for the BPY Units shall be entitled to request any other document that it may require in accordance with its internal policies for removal of the legend set forth above.

16.2                                                                        In connection with any redemption or exchange of Series 3 Units, in each case as set forth herein, a holder of Series 3 Units subject to such redemption or exchange who is a person in the United States, a U.S. Person, or a person requesting delivery of the BPY Units issuable upon such redemption or exchange in the United States must provide (a) a completed and executed U.S. Purchaser Certification or (b) an opinion of counsel of recognized standing in form and substance reasonably satisfactory to BPY and BPY’s transfer agent that the issuance of BPY Units pursuant to such redemption or exchange is exempt from the registration requirements of applicable securities laws of any state of the United States and the U.S. Securities Act.

17.                                                                               UNISSUED OR REACQUIRED UNITS

Series 3 Units not issued or that have been issued and exchanged, redeemed or otherwise purchased or acquired by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Units without designation as to series, until such units are once more designated as part of a particular series by the Managing General Partner.

18.                                                                               NO SINKING FUND

Series 3 Units are not subject to the operation of a sinking fund.

19.                                                                               PREEMPTION

Holders of Series 3 Units shall not have any rights of preemption with regard to any Partnership Interests.

SCHEDULE A
EXCHANGE NOTICE

To:                             Brookfield Property L.P. (the “Partnership”)

This notice is given pursuant to Section 7.1 of Part IV of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”) and all capitalized terms used in this notice but not herein defined have the meanings ascribed to them in the Unit Provisions.

The undersigned hereby notifies the Partnership that, the undersigned irrevocably elects to exchange:

☐                                    all Series 3 Unit(s) represented by the certificate or book-entry share attached to this Exchange Notice; or

☐                                                             of the Series 3 Units(s) represented by the certificate or book-entry share attached to this Exchange Notice,

for BPY Units in the manner specified in, and in accordance with, Section 7 of the Unit Provisions.

In accordance with Section 7 of the Unit Provisions, the undersigned herewith surrenders the certificate or book-entry share attached to this Exchange Notice and directs that the BPY Units issuable and deliverable upon the exchange be issued to the Person indicated below. (If BPY Units are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned.)

Certificates representing the BPY Units will be available, on and after the Exchange Date, to be picked up at [address to be inserted].

The undersigned hereby acknowledges that the undersigned is aware that the BPY Units received upon exchange may be subject to restrictions on resale under applicable securities law.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐                                    (A) the undersigned holder at the time of exchange of the Series 3 Unit(s) (i) is not in the United States, (ii) is not exchanging the Series 3 Unit(s) for the account or benefit of a person in the United States, (iii) is not a U.S. person, (iv) did not execute or deliver this exchange notice in the United States and (v) delivery of the BPY Unit(s) to be exchanged for the Series 3 Unit(s) will not be made to an address in the United States; or

☐                                    (B) the undersigned holder is either (i) a holder in the United States, (ii) executing or delivering this exchange notice in the United States, (iii) a U.S. person, or (iv) requesting delivery of the BPY Unit(s) to be exchanged for the Series 3 Unit(s) in the United States, and the undersigned holder has delivered to Brookfield Property Partners L.P. (the “Company”) and the Company’s transfer agent, CST Trust Company, (a) a completed and executed U.S. Purchaser Certification in substantially the form attached to as Schedule B to Part IV of Schedule A to the Limited Partnership Agreement or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Company to the effect that with respect to the BPY Unit(s) to be delivered upon exchange, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

It is understood that the Company and CST Trust Company may require evidence to verify the foregoing representations.

The undersigned hereby represents and warrants to the Partnership that the undersigned is the sole registered and beneficial owner of the Series 3 Unit(s) to be acquired by the Partnership, free and clear of all liens, claims, encumbrances, security interests and adverse claims or interests.

(Date)

(Signature of Registered Unitholder)

(Guarantee of Signature)

NOTE: This panel must be completed and the certificate or book-entry share attached to this Exchange Notice, together with such additional documents as the Transfer Agent and the Partnership may require, must be deposited at [address to be inserted].

(Name of Person in Whose Name Securities and/or Cheque(s)
Are to be Registered, Issued or Delivered (please print))

(Street Address or P.O. Box)

(City, Province/State, Country and Postal/Zip Code)

(Signature of Registered Unitholder)

Guarantor’s signature

NOTE: If this Exchange Notice is for less than all of the Series 3 Unit(s) represented by this certificate or book-entry share, a certificate representing the balance of the Series 3 Units will be issued and registered in the name of the unitholder as it appears on the register of the Partnership.

SCHEDULE B
U.S. PURCHASER CERTIFICATION

TO:                           Brookfield Property Partners L.P. (the “Company”)
Brookfield Property L.P. (the “Partnership”)

AND TO:                                             CST Trust Company as Transfer Agent

We are delivering this letter in connection with the exchange of Series 3 Units of the Partnership for BPY Units of the Company pursuant to Section 7.1 of Part IV of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”). All capitalized terms used herein but not herein defined have the meanings ascribed to them in the Unit Provisions.

We hereby confirm that

(a)                                 we are an “accredited person” defined under Rule 501(a) of the U.S. Securities Act;

(b)                                 we are acquiring the BPY Units for our own account;

(c)                                  we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of acquiring the BPY Units;

(d)                                 we are not acquiring the BPY Units with a view to distribution thereof or with any present intention of offering or selling any of the BPY Units, except (A) to the Company, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144, if available, and in accordance with any applicable U.S. state securities or “blue sky” laws;

(e)                                  we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to exchange the Series 3 Units for BPY Units; and

(f)                                   we acknowledge that we are not acquiring the BPY Units as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

We understand that the BPY Units are being offered in a transaction not involving any public offering within the United States within the meaning of the U.S. Securities Act and have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States. We further understand that any BPY Units acquired by us will bear a legend reflecting the fact that we will not offer, sell or otherwise transfer any of the BPY Units, directly or indirectly, unless the sale is (A) to the Company; (B) made outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, (C) in accordance with Rule 144 under the U.S. Securities Act, if available, and in compliance with any applicable U.S. state securities laws, (D) in another transaction that does not require registration under the U.S. Securities Act, and, in each case, in accordance with applicable U.S. state securities laws; provided that, in the case of transfers pursuant to (C) or (D) above, a legal opinion in form and substance reasonably satisfactory to the Company must first be provided that the sale of such securities is not required to be registered under the U.S. Securities Act.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

DATED this        day of               , 20    .

(NAME OF U.S. PURCHASER)

By:
Name:
Title:

SCHEDULE C
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:                           Brookfield Property Partners L.P. (the “Company”)

AND TO:                                             CST Trust Company, as Transfer Agent

The undersigned (a) acknowledges that the sale of the securities of Brookfield Property Partners L.P. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an affiliate (as that term is defined in Rule 405 under the U.S. Securities Act) of the Company, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another designated offshore securities market (as that term is defined in Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

By:		Dated:

Signature

Name (please print)